PROSPECTUS
10,000 Capital Securities
HSBC Finance Capital Trust IX
Capital Securities
(Liquidation Amount $100,000 per Capital Security)
fully and unconditionally guaranteed by
HSBC Finance Corporation

The Trust:
HSBC Finance Capital Trust IX is a Delaware statutory trust which will:

•	sell Capital Securities to the public;

•	sell common interests to HSBC Finance;

•	use the proceeds from these sales to buy an equal principal amount of Junior Subordinated Deferrable Interest Notes due November 30, 2035 of HSBC Finance; and

•	distribute the cash payments it receives on the Notes to the holders of its Capital Securities and common interests.
Distributions:

•	For each Capital Security that you own, you will receive cumulative cash distributions, accumulating from November 29, 2005, initially at a fixed rate of 5.911% per annum to but excluding November 30, 2015, payable semiannually in arrears on May 30 and November 30 of each year, commencing on May 30, 2006, and, beginning on November 30, 2015, accumulating at a floating rate equal to 3-month LIBOR plus 1.926%, payable quarterly in arrears on February 28, May 30, August 30 and November 30 of each year, commencing on February 28, 2016.

•	HSBC Finance may defer interest payments on the Notes at any time, and from time to time, for up to 10 consecutive semiannual periods or 20 consecutive quarters, as applicable (five years in the aggregate). If HSBC Finance does defer interest payments on the Notes, the Trust will also defer payment of distributions on the Capital Securities. However, deferred distributions will themselves accrue interest at the applicable annual rate then in effect, to the extent permitted by law.
Redemption:

•	HSBC Finance may redeem the Notes on or after November 30, 2015 or at any time upon the occurrence of specified changes in tax law at a redemption price equal to their principal amount plus any accrued and unpaid interest to the redemption date. If HSBC Finance does redeem the Notes, the Trust will use the cash it receives on redemption of the Notes to redeem the Capital Securities and the common interests.
We intend to list the Capital Securities on The New York Stock Exchange. We expect the Capital Securities will begin trading on the New York Stock Exchange within 30 days after they are first issued.

Investing in the Capital Securities involves certain risks which are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per
	Capital
	Security	Total

Public Offering Price(1)	$100,000	$1,000,000,000
Underwriting Commission	(2)	(2)
Proceeds, before expenses, to the Trust	$100,000	$1,000,000,000

(1)	Plus accumulated distributions from November 29, 2005, if settlement occurs after that date.

(2)	The underwriting commission of $1,000 per Capital Security will be paid by HSBC Finance. The total underwriting commission will be $10,000,000.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We expect that the Capital Securities will be ready for delivery in book-entry form through The Depository Trust Company on or about November 29, 2005. The Capital Securities have been approved for clearance through the Clearstream Luxembourg and Euroclear Systems.
HSBC Finance Corporation may use this Prospectus in connection with the initial sale of these securities. In addition, HSBC Securities (USA) Inc., or other affiliates of HSBC Finance Corporation, may use this Prospectus in market-making transactions in these securities after the initial sale. Unless HSBC Finance Corporation or its agent informs the purchaser otherwise in the confirmation of sale, this Prospectus is being used in a market-making transaction.

HSBC

The date of this prospectus is November 17, 2005.

ABOUT THIS PROSPECTUS
      You should only rely on the information provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Capital Securities to any person in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.
      The Capital Securities are offered globally for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offer. See “Underwriting.”
      The distribution of this prospectus and the offering of the Capital Securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting.”
      References herein to “$” and “dollars” are to the currency of the United States.

SUMMARY INFORMATION — QUESTIONS & ANSWERS
      This summary includes questions and answers that highlight selected information from the prospectus to help you understand the Capital Securities. This summary may not contain all the information that may be important to you. You should carefully read this prospectus to fully understand the terms of the Capital Securities, as well as the tax and other considerations that should be important to you in making a decision about whether to invest in the Capital Securities. You should pay special attention to the “Risk Factors” section to determine whether an investment in the Capital Securities is appropriate for you. You should also read the documents described under “Where You Can Find More Information” to learn more about HSBC Finance’s business.
      In this prospectus references to:

•	“HSBC Finance”, “we”, “us” and “our” are to HSBC Finance Corporation,

•	“HSBC Finance Trust” or “Trust” are to HSBC Finance Capital Trust IX,

•	“Capital Securities” are to the Capital Securities being offered by HSBC Finance Trust through this prospectus.

•	“Notes” are to the Junior Subordinated Deferrable Interest Notes due November 30, 2035 of HSBC Finance that are deposited with HSBC Finance Trust.

Q:	Who is HSBC Finance Trust?

A:	HSBC Finance Trust is a statutory trust established under Delaware law that exists for the sole purpose of issuing the Capital Securities and a set amount of common interests for cash. The proceeds from these securities will be used by the Trust to purchase the Notes from us.

Q:	What are the Capital Securities?

A:	Each Capital Security is a preferred undivided beneficial ownership interest in the assets of HSBC Finance Trust. The common interests issued by the Trust are subordinate to the Capital Securities with respect to distributions made by the Trust in the event the Trust is liquidated or dissolved. We will own all of the common interests of HSBC Finance Trust. The sole assets of HSBC Finance Trust will be our capital contribution to HSBC Finance Trust for the common interests and our Notes that will be purchased from us by HSBC Finance Trust.

Q:	What distributions will I receive on the Capital Securities?

A:	You will receive cumulative cash distributions accumulating from November 29, 2005, initially at a fixed rate of 5.911% per annum to but excluding November 30, 2015, payable semiannually on May 30 and November 30 of each year, commencing on May 30, 2006, and, beginning on November 30, 2015, accumulating at a floating rate equal to 3-month LIBOR plus 1.926%, payable quarterly in arrears on February 28, May 30, August 30 and November 30 of each year, commencing on February 28, 2016. Because the principal asset of HSBC Finance Trust will be the Notes issued by us, HSBC Finance Trust’s ability to pay distributions on the Capital Securities is ultimately dependent upon our ability to make interest payments on those Notes. If we exercise our right to defer making an interest payment on our Notes, HSBC Finance Trust will not be able to pay distributions to you until we resume making interest payments on those Notes.

Q:	Who is HSBC Finance?

A:	HSBC Finance and its subsidiaries offer a diversified range of financial services. We provide consumer lending, credit cards and credit insurance products in the United States, the United Kingdom, Canada, the Republic of Ireland, the Czech Republic and Hungary. HSBC Finance is a subsidiary of HSBC Investments (North America) Inc., an indirect wholly owned subsidiary of HSBC Holdings plc. Our principal executive offices are located at 2700 Sanders Road, Prospect Heights, Illinois 60070. Our telephone number is (847) 564-5000. For information about us, see the section “HSBC Finance Corporation” in this prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled

“Where You Can Find More Information” in this prospectus.

Q:	What are the Notes?

A:	The Notes are unsecured, junior subordinated debt obligations of HSBC Finance. They rank below any of our senior debt, including normal day-to-day business expenses. We may exercise our right to defer interest payments on the Notes for a period of not more than 10 consecutive semiannual periods or 20 consecutive quarters, as applicable (five years in the aggregate). We cannot, however, defer any payments on the Notes beyond their stated maturity which is November 30, 2035. In certain circumstances we can elect to liquidate HSBC Finance Trust and distribute the Notes to you.

Q:	Can the Capital Securities be redeemed?

A:	The Trust must redeem the Capital Securities when the Notes are paid at maturity or if HSBC Finance redeems the Notes early. HSBC Finance can redeem the Notes in whole or in part from time to time on or after November 30, 2015. Also, HSBC Finance can redeem the Notes at any time if there is a tax event as described in this prospectus. Any redemption of the Capital Securities or the Notes must be approved by the Federal Reserve Bank of New York and the Financial Services Authority of the United (unless such approval is not required at the time established for redemption). In the event of any redemption, you will be entitled to receive $100,000 per Capital Security plus accrued and unpaid distributions to the redemption date.

The trustees of HSBC Finance Trust can elect to liquidate HSBC Finance Trust and distribute the Notes to you if at any time there is a specified tax event or a change in U.S. investment company law as described in this prospectus.

Neither the Notes nor the Capital Securities can be redeemed at any time at the option of their holders.

Q:	Are there any risks associated with my investment?

A:	Yes, an investment in the Capital Securities is subject to risk. Please refer to the section entitled “Risk Factors” in this prospectus for a description of these risks.

Q:	What happens if HSBC Finance Trust doesn’t pay distributions on the Capital Securities?

A:	If your distributions are deferred, you will still accumulate distributions initially at the annual rate of 5.911% to but excluding November 30, 2015 and thereafter at a floating rate equal to 3-month LIBOR plus 1.926%. You will also be entitled to additional distributions at the same applicable rates, compounded semiannually during the fixed rate period and quarterly during the floating rate period, on any deferred distribution that remains unpaid.

If distributions are deferred, during that period until all scheduled distributions which are due and owing are paid or set aside for payment to you, we may not, except in limited circumstances, declare or pay dividends on, acquire, or make a liquidation payment with respect to, any of our outstanding capital stock. This limitation prevents us from paying cash or other dividends to our shareholders if payments are not being made on the Capital Securities, the Notes or the guarantee issued by us in connection with the Capital Securities. However, these provisions will not restrict:

•	our ability to pay dividends or distributions on our capital stock in shares of, or options, warrants or rights to subscribe for or purchase shares of our capital stock;

•	our ability to convert or exchange our common stock or preferred stock of one class into our common stock or preferred stock of another class;

•	our ability to redeem or purchase any rights under a rights agreement applicable to our common stock or issue preferred stock under those rights; and

•	our ability to purchase our capital stock in the open market or in private transactions for employee benefit or similar purposes.

Q:	What is the Capital Securities Guarantee?

A:	We will guarantee, to the extent described in this prospectus:

•	distribution of semiannual or quarterly payments, as applicable, on the Capital Securities by HSBC Finance Trust to you to the extent HSBC Finance Trust receives distributions on the Notes;

•	the redemption amount due to you if HSBC Finance Trust redeems the Capital Securities; and

•	the liquidation amount of the Capital Securities if HSBC Finance Trust is liquidated.

Our obligations under the Capital Securities Guarantee, like our Notes, are subordinate and junior in right of payment to all other of our liabilities and rank equally with our most senior preferred stock and similar guarantees of ours with respect to previous and future issues of securities that are similar to the Capital Securities.

Q:	Can HSBC Finance Trust be liquidated?

A:	HSBC Finance has the right to liquidate the Trust under certain circumstances and cause cash or the Notes to be distributed to you as part of the Trust liquidation. If HSBC Finance Trust is liquidated and cash is to be distributed, you will be entitled to receive $100,000 plus any accumulated and unpaid distributions per Capital Security before we can receive any payment for our common interests. If HSBC Finance Trust is liquidated and the Notes are distributed, you will be entitled to receive $100,000 principal amount of Notes plus accumulated and unpaid distributions per Capital Security.

Q:	Do I have voting rights?

A:	Except in limited circumstances you will not have any voting rights. The holders of a majority of the Capital Securities, however, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or direct the exercise of any trust power conferred upon the property trustee.

Q:	In what form will the Capital Securities be issued?

A:	The Capital Securities will be issued in the form of a global certificate or certificates registered in the name of Cede & Co., as nominee for The Depository Trust Company also known as DTC. This means you will not receive a certificate for your Capital Securities. Your interests in the Capital Securities will be evidenced by, and transfers of the Capital Securities will be effected only through, records maintained by the participants in DTC.

Q:	Will the Capital Securities be listed on a stock exchange?

A:	We intend to list the Capital Securities on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange will begin within 30 days after the issuance of the Capital Securities. The listing of the Capital Securities will not necessarily ensure that a liquid trading market will be available for the Capital Securities.

RISK FACTORS
      Your investment in the Capital Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Capital Securities is suitable for you.
You Will Only Receive Distributions if Payments on the Notes Are Made
      HSBC Finance Trust’s ability to pay distributions on the Capital Securities to you is dependent upon its receipt of payments on the Notes it holds. We may defer interest payments on the Notes for up to 10 consecutive semiannual periods or 20 consecutive quarters, as applicable (five years in the aggregate). If we fail to make the payments of interest or principal on the Notes the Trust will lack the funds necessary to pay distributions on the Capital Securities. If HSBC Finance Trust does not make payments to you on the Capital Securities, we will be restricted from, among other things, paying cash or certain other dividends on our capital stock.
There May Be Tax Consequences to You if We Fail to Pay You Distributions
      As a holder of the Capital Securities, each of which represents a preferred ownership interest in the assets of HSBC Finance Trust, if we defer the payment of interest and principal on the Notes you will be required to accrue income, for United States federal income tax purposes, on the cumulative deferred distributions and accumulated interest allocable to your Capital Securities. As a result, you will recognize income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from HSBC Finance Trust related to that distribution if you dispose of your Capital Securities before the record date for the date on which those distributions are made.
Our Obligations Under the Capital Securities Guarantee and Our Notes Are Subordinated
      Our obligations under the Capital Securities Guarantee are unsecured and will rank in priority of payment:

•	subordinate and junior in right of payment to all of our other liabilities; and

•	equally with any of our most senior preferred stock issued from time to time, and similar guarantees of ours with respect to previous and future issues of securities that are similar to the Capital Securities.
This means that our obligations under the Capital Securities Guarantee will not be paid unless we can satisfy in full all of our other obligations ranking senior to the Capital Securities Guarantee.
      Our obligations under our Notes issued to HSBC Finance Trust are subordinate and junior in right of payment to all of our senior indebtedness, including our day-to-day expenses. At September 30, 2005, we had outstanding senior indebtedness aggregating approximately $92.8 billion which would have ranked senior to our obligations under the Capital Securities Guarantee and our Notes. In addition, because we are a holding company, our obligations under the Notes and the Capital Securities Guarantee are effectively subordinated to all existing and future liabilities of our subsidiaries.
      There are no terms in the Capital Securities, the Capital Securities Guarantee or the Notes that limit our ability to incur additional indebtedness, including indebtedness that ranks senior to the Notes or the Capital Securities Guarantee.

Redemption of the Capital Securities or Notes May Affect Your Return
      Under certain circumstances involving a tax event or a change in U.S. investment company law, we may dissolve HSBC Finance Trust, pay its creditors, if any, and distribute the Notes to you in exchange for the Capital Securities. If your Capital Securities are exchanged for the Notes,

•	the trading value of the Notes may be lower than the trading value of the Capital Securities, which may result in a lower return upon your sale of the Notes; and

•	any resulting loss might not be deductible for tax purposes.
      Because you may receive Notes upon the occurrence of a tax event or a change in U.S. investment company law, in connection with your investment decision with regard to the Capital Securities you are also making an investment decision with regard to the Notes. You should carefully review all the information regarding the Notes contained in this prospectus.
Enforcement of Your Rights by or on Your Behalf Is Limited
      If at any time:

•	you have not received a distribution on the Capital Securities for three consecutive semiannual periods or six consecutive quarters, as applicable (18 months in the aggregate); or

•	an event of default occurs and is continuing on the Notes;
      then:

•	the holders of Capital Securities will be entitled to elect one trustee of the Trust;

•	you would rely on the enforcement by the property trustee of its rights, as a holder of the Notes, against us; and

•	the property trustee, under our guarantee of the Capital Securities, will have the right to enforce the terms of the guarantee.
      Our guarantee only guarantees payments to you in the event HSBC Finance Trust has the funds to make such payments. If your Capital Securities are exchanged for the Notes, you would only look to the Notes for repayment.
      Except in the case of failure by us to pay interest or principal on the Notes, you will not be able to proceed directly against us to enforce the Notes or the guarantee unless the property trustee or the trustee for the guarantee fail to do so.
You Have Limited Voting Rights
      As a holder of the Capital Securities you will have limited voting rights and will not be entitled to vote to appoint, change, or to increase or decrease the number of trustees of HSBC Finance Trust appointed by us. Since we own all of HSBC Finance Trust’s common interests, those rights are ours exclusively.
There Is No Prior Market for the Capital Securities
      This series of Capital Securities constitutes a new issue of securities with no established trading market. HSBC Finance Trust intends to list the Capital Securities on the New York Stock Exchange. There can be no assurance that an active market for the Capital Securities will develop or be sustained in the future on the New York Stock Exchange. Although the underwriters have indicated to us that they intend to make a market in the Capital Securities, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any market-making activities at any time without notice. Accordingly, there is no assurance that a trading market for the Capital Securities will exist and no assurance as to the liquidity of any trading market.

Potential Tax Law Changes
      Certain tax law changes have been proposed from time to time which, if adopted, could have adversely affected the deductibility of interest paid on the Notes. None of these proposals have become law. If they, or similar future proposals, were to become law, however, that event could result in the early redemption of the Capital Securities.
HSBC FINANCE CAPITAL TRUST IX
      The Trust is a statutory trust formed under Delaware law pursuant to a Declaration of Trust and the filing of a certificate of trust with the Delaware Secretary of State on September 15, 2005. The Trust’s business is defined in a Declaration of Trust, executed by HSBC Finance, as sponsor and the HSBC Finance trustees. The Declaration of Trust will be amended and restated in its entirety (as so amended and restated, the “Declaration”) substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. The Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Trust will issue only the Capital Securities and the common interests (together, the “Trust Securities”). Upon issuance of the Capital Securities, the purchasers thereof will own all of the Capital Securities. HSBC Finance will acquire all of the common interests in the Trust for an aggregate liquidation value equal to 3% of the total capital of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Notes and (iii) engaging in only those other activities necessary or incidental thereto. The Trust has a term of approximately 35 years, but may terminate earlier as provided in the Declaration.
      The Trust’s business and affairs will be conducted by the trustees appointed by HSBC Finance, as holder of the common interests. The duties and obligations of the HSBC Finance trustees shall be governed by the Declaration. Pursuant to the Declaration, the number of HSBC Finance trustees will initially be five. Three of the HSBC Finance trustees (the “Regular Trustees”) will be persons who are employees or officers of, or affiliated with HSBC Finance. The fourth trustee will be a financial institution which maintains a principal place of business in the State of Delaware and which is unaffiliated with HSBC Finance. The fifth trustee will serve as property trustee under the Declaration and as indenture trustee for purposes of the Trust Indenture Act. The Bank of New York (Delaware) will act as the trustee with a principal place of business in the State of Delaware. BNY Midwest Trust Company, an affiliate of The Bank of New York (Delaware), will be the other trustee and will act as the property trustee until removed or replaced by HSBC Finance. BNY Midwest Trust Company will also act as indenture trustee under the Capital Securities Guarantee (the “Capital Securities Guarantee Trustee”). See “Description of the Capital Securities Guarantee.” In certain circumstances, the holders of a majority of the Capital Securities will be entitled to appoint one Regular Trustee (a “Special Regular Trustee”), who need not be an officer or employee of, or otherwise affiliated with, HSBC Finance. See “Description of Capital Securities — Voting Rights.”
      The property trustee will hold title to the Notes for the benefit of the holders of the Capital Securities and will have the power to exercise all rights, powers and privileges under the Indenture as the holder of the Notes. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing trust bank account (the “Property Account”) to hold all payments made in respect of the Notes for the benefit of the holders of the Capital Securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Capital Securities Guarantee Trustee will hold the Capital Securities Guarantee for the benefit of the holders of the Capital Securities. Subject to the right of the holders of the Capital Securities to appoint a Special Regular Trustee, HSBC Finance, as the holder of all the common interests, will have the right to appoint, remove or replace any HSBC Finance trustee and to increase the number of HSBC Finance trustees. HSBC Finance will pay all fees and expenses related to the Trust and the offering of the Trust Securities. See “Description of the Notes — Miscellaneous.”

      The rights of the holders of the Capital Securities, including economic rights, rights to information and voting rights, are as set forth in the Declaration, the Delaware Statutory Trust Act (the “Delaware Trust Act”) and the Trust Indenture Act. See “Description of Capital Securities.”
      The Trust’s registered office in the State of Delaware is c/o The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of the Trust shall be c/o HSBC Finance, 2700 Sanders Road, Prospect Heights, Illinois 60070 (telephone number (847) 564-5000).
FINANCIAL STATEMENTS OF TRUST AND ACCOUNTING TREATMENT
      The Trust will not be consolidated on our balance sheet as a result of accounting changes reflected in FASB Interpretation No. 46, Consolidation of Variable Interest Entities, as revised in December 2003. Accordingly, for balance sheet purposes we will recognize the aggregate principal amount, net of discount, of the Notes we issue to the Trust as a liability and the amount we invest in the Trust’s common interests as an asset. The interest paid on the Notes will be recorded as interest expense on our income statement. There are no separate financial statements of HSBC Finance Trust in this Prospectus. We do not believe such financial statements would be helpful because the Trust does not have any independent operations other than the issuing of the Capital Securities and common interests, and purchasing the Notes. In addition, the obligations of HSBC Finance under the Notes and the Capital Securities Guarantee have the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the Capital Securities. Holders of Capital Securities may, under certain circumstances, enforce these obligations directly against HSBC Finance. The Trust is not, and will not become, subject to the information reporting requirements of the Securities Exchange Act of 1934.
HSBC FINANCE CORPORATION
      HSBC Finance and its subsidiaries offer a diversified range of financial services. HSBC Finance traces its origin through the same ownership to an office established in 1878. The address of its principal executive office is 2700 Sanders Road, Prospect Heights, Illinois 60070 (telephone 847-564-5000). HSBC Finance, formerly known as Household International, Inc., was acquired by a wholly-owned subsidiary of HSBC Holdings plc on March 28, 2003. On December 15, 2004, Household International, Inc.’s wholly-owned subsidiary, Household Finance Corporation, merged into Household International, Inc. and Household International, Inc. was renamed “HSBC Finance Corporation.”
      HSBC Finance is a subsidiary of HSBC Investments (North America) Inc., an indirect wholly owned subsidiary of HSBC Holdings plc. HSBC Holdings, headquartered in London, England, is one of the largest banking and financial services organizations in the world. HSBC Holdings’ ordinary shares are admitted to trading on the London Stock Exchange and are listed on The Stock Exchange of Hong Kong, Euronext Paris and the Bermuda Stock Exchange, and its American depository shares are listed on the New York Stock Exchange.
      We primarily provide middle-market consumers with several types of loan products in the United States, the United Kingdom, Canada, the Republic of Ireland, the Czech Republic and Hungary. The principal product of our consumer financial services business is the making of cash loans, real estate loans secured by first and second mortgages, sales finance loans and other unsecured loans directly to consumers in the United States. Loans are made through branch lending offices under the brands “HFC” and “Beneficial,” and through direct mail, correspondents, telemarketing and the Internet. We also acquire portfolios of open-end and closed-end, secured and unsecured loans.

      We offer both MasterCard* and VISA* credit cards to residents throughout the United States primarily through strategic affinity relationships. We also purchase and service revolving charge card accounts originated by merchants. These accounts result from consumer purchases of goods and services from the originating merchant. We also directly originate closed-end sales contracts.
      We also make loans for the purchase of new and used vehicles. Installment contracts are secured by the vehicles and these contracts are purchased from franchised dealers. We also lend directly to customers through direct mail solicitations, Internet applications and alliance partner referrals. We also make tax refund anticipation loans. These loans are marketed to consumers at H&R Block offices, Jackson Hewitt offices and offices of other tax preparation services throughout the United States.
      Our subsidiaries primarily service the loans made by us and our subsidiaries.
      We offer credit life and credit accident, health and disability, unemployment, property, term life, collateral protection and specialty insurance products to our customers. Such insurance is generally written directly by, or reinsured with, one of our insurance affiliates.
      Internationally, our United Kingdom subsidiaries offer secured and unsecured lines of credit and closed-end loans, retail finance products, insurance products and credit cards and operates in England, Scotland, Wales, Northern Ireland and the Republic of Ireland. Offices were opened in the Czech Republic and Hungary to facilitate the expansion plans of one of our U.K. merchant alliances and have expanded to include branch lending offices. We are examining efficiencies that could be achieved by transferring all or a portion of our United Kingdom and other European operations to HSBC Bank plc, and/or one or more third parties. We expect decisions regarding potential transfers will be made in the fourth quarter of 2005. Our Canadian business offers consumer real estate secured and unsecured closed-end loans, insurance products, revolving credit, private label credit cards and retail finance products to middle and low income families and accepts deposits through its trust operations.
USE OF PROCEEDS
      The proceeds from the sale of the Capital Securities will be used by the Trust to purchase the Notes. HSBC Finance will use the net proceeds from the sale of such Notes for the repayment of indebtedness we incurred in the normal and ordinary course of our business and for other general corporate purposes, including advances or capital contributions to our subsidiaries.

      * MasterCard and VISA are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

RATIO OF EARNINGS TO FIXED CHARGES OF HSBC FINANCE
      The ratio of earnings to fixed charges for HSBC Finance and its subsidiaries for the periods indicated below was as follows:

	Nine Months
	Ended		Year Ended		March 29 to	January 1 to
	September 30,		December 31,		December 31,	March 28,		Year Ended December 31,

	2005	2004	2004		2003	2003		2002		2001	2000

	(Successor)		(Successor)		(Successor)	(Predecessor)		(Predecessor)
Ratio of Earnings to Fixed Charges(1)	1.60	1.82	1.92	(2)	1.99	1.47	(3)	1.57	(4)	1.66	1.63

(1)	For purposes of calculating these ratios, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness (including capitalized interest) and one-third of rental expense (approximating the portion which represents interest).

(2)	The ratio for the year ended December 31, 2004 was negatively impacted by the adoption of Federal Financial Institutions Examination Council charge-off policies for our domestic private label and MasterCard and Visa portfolios in December 2004 and positively impacted by the gain on the bulk sale of our domestic private label receivables to HSBC Bank USA, National Association in December 2004. Excluding these items, our ratio of earnings to fixed charges would have been 1.83. This non-GAAP financial ratio is provided for comparison of our operating trends only.

(3)	The ratio for the period January 1 to March 28, 2003 was negatively impacted by HSBC Holdings acquisition related costs and other merger related items incurred by HSBC Finance. Excluding these charges, our ratio of earnings to fixed charges would have been 1.69. This non-GAAP financial ratio is provided for comparison of our operating trends only.

(4)	The ratio for the year ended December 31, 2002 was negatively impacted by a settlement charge and related expenses and the loss on the disposition of Thrift assets and deposits. Excluding these items, our ratio of earnings to fixed charges would have been 1.80. This non-GAAP financial ratio is provided for comparison of our operating trends only.
In accordance with the guidelines for accounting for business combinations, the purchase price paid by HSBC Holdings plc for its acquisition of HSBC Finance plus related purchase accounting adjustments have been “pushed down” and recorded in our financial statements for the periods subsequent to March 28, 2003. This has resulted in a new basis of accounting reflecting the fair market value of our assets and liabilities for the “successor” periods beginning March 29, 2003. Information for all “predecessor” periods prior to the merger are presented using our historical basis of accounting, which impacts comparability to our “successor” periods.

SELECTED FINANCIAL INFORMATION OF HSBC FINANCE
      HSBC Holdings completed its acquisition of HSBC Finance on March 28, 2003. In accordance with the guidelines for accounting for business combinations, the purchase price paid by HSBC Holdings plus related purchase accounting adjustments have been “pushed-down” and recorded in HSBC Finance’s consolidated financial statements for the period subsequent to March 28, 2003. This has resulted in a new basis of accounting reflecting the fair market value of HSBC Finance’s assets and liabilities for the “successor” period beginning March 29, 2003. Information for all “predecessor” periods prior to the merger are presented using HSBC Finance’s historical basis of accounting which impacts its comparability to “successor” periods.
      The financial information which is set forth below as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the periods January 1 through March 28, 2003 and March 29 through December 31, 2003 has been derived from, and is qualified in its entirety by reference to, the consolidated financial statements and notes thereto of HSBC Finance and subsidiaries contained in HSBC Finance’s Annual Report on Form 10-K for the year ended December 31, 2004. These consolidated financial statements and notes thereto of HSBC Finance and subsidiaries have been audited by KMPG LLP, an independent registered public accounting firm. The financial information which is set forth for the nine months ended September 30, 2005 and 2004 as well as at September 30, 2005 has been derived from the unaudited consolidated financial statements and notes thereto of HSBC Finance and subsidiaries which, in the opinion of HSBC Finance’s management, reflect all normal and recurring adjustments necessary for a fair presentation of HSBC Finance’s results for such periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations that may be expected for any future quarters or the year ending December 31, 2005.
      All consolidated financial information of HSBC Finance and its subsidiaries presented below is qualified in its entirety by the detailed information and consolidated financial statements included in the documents referred to under “Where You Can Find More Information.” All amounts are stated in millions of U.S. dollars, except share data.

Consolidated Statements of Income
      Combined results for the year ended December 31, 2003 can be calculated by combining results for the periods January 1 through March 28, 2003 (predecessor) and March 29 through December 31, 2003 (successor).

	Nine Months
	Ended
	September 30,		Year Ended	March 29 through	January 1 through
			December 31,	December 31,	March 28,
	2005	2004	2004	2003	2003

			(Successor)	(Successor)	(Predecessor)
	(Successor)
Finance and other interest income	$9,491	$7,944	$10,945	$7,773	$2,469
Interest expense:
HSBC affiliates	507	213	343	73	—
Non-affiliates	2,898	2,012	2,800	1,958	897

Net interest income	6,086	5,719	7,802	5,742	1,572
Provision for credit losses	3,233	3,048	4,334	2,991	976

Net interest income after provision for credit losses	2,853	2,671	3,468	2,751	596

Other revenues:
Securitization related revenue	180	881	1,008	1,027	434
Insurance revenue	679	618	839	575	171
Investment income	99	107	137	116	80
Derivative income	283	248	511	284	2
Fee income	1,099	809	1,091	784	280
Taxpayer financial services revenue	260	209	217	4	181
Gain on receivable sales to HSBC affiliates	308	25	702	16	—
Servicing fees from HSBC affiliates	303	11	24	—	—
Other income	477	407	544	301	64

Total other revenues	3,688	3,315	5,073	3,107	1,212

Cost and expenses:
Salaries and employee benefits	1,536	1,414	1,886	1,507	491
Sales incentives	289	259	363	226	37
Occupancy and equipment expenses	252	237	323	302	98
Other marketing expenses	561	437	636	409	139
Other servicing and administrative expenses	550	659	868	835	314
Support services from HSBC affiliates	652	556	750	—	—
Amortization of intangibles	280	278	363	246	12
Policyholders’ benefits	347	299	412	286	91
HSBC acquisition related costs incurred by HSBC Finance Corporation	—	—	—	—	198

Total costs and expenses	4,467	4,139	5,601	3,811	1,380

Income before income tax expense	2,074	1,847	2,940	2,047	428
Income tax expense	695	619	1,000	690	182

Net income	$1,379	$1,228	$1,940	$1,357	$246

Consolidated Balance Sheets

		At December 31,
	At September 30,
	2005	2004	2003

	(Successor)	(Successor)	(Successor)
Assets
Cash	$744	$392	$463
Interest bearing deposits with banks	398	603	1,277
Securities purchased under agreements to resell	181	2,651	—
Securities	3,946	3,645	9,720
Receivables, net	126,025	104,815	91,027
Intangible assets, net	2,394	2,705	2,856
Goodwill	6,799	6,856	6,697
Properties and equipment, net	457	487	527
Real estate owned	462	587	631
Derivative financial assets	662	4,049	3,016
Other assets	4,506	3,400	2,838

Total assets	$146,574	$130,190	$119,052

Liabilities
Debt:
Deposits	$36	$47	$232
Commercial paper, bank and other borrowings	11,623	9,013	9,122
Due to affiliates	17,907	13,789	7,589
Long term debt (with original maturities over one year)	93,181	85,378	79,632

Total debt	122,747	108,227	96,575

Insurance policy and claim reserves	1,298	1,303	1,258
Derivative related liabilities	408	432	597
Other liabilities	3,309	3,287	3,131

Total liabilities	127,762	113,249	101,561

Shareholders’ equity
Redeemable preferred stock 1,501,100 shares authorized:
Series A, $0.01 par value, 1,100 shares issued held by HSBC Investments (North America) Inc. (held by HSBC Holdings at December 31, 2003)	1,100	1,100	1,100
Series B, $0.01 par value, 575,000 shares issued	575	—	—
Common shareholders’ equity:
Common stock, $0.01 par value, 100 shares authorized, 50 shares issued	—	—	—
Additional paid-in capital	14,661	14,627	14,645
Retained earnings	1,888	571	1,303
Accumulated other comprehensive income	588	643	443

Total common shareholder’s equity	17,137	15,841	16,391

Total liabilities and shareholder’s equity	$146,574	$130,190	$119,052

CAPITALIZATION OF HSBC FINANCE
      The following table sets forth the consolidated capitalization of HSBC Finance at September 30, 2005 and as adjusted to reflect a proposed application of the estimated net proceeds from the sale of the Capital Securities to reduce our short-term borrowings. See “Use of Proceeds.” The table should be read in conjunction with HSBC Finance’s consolidated financial statements and notes thereto included in the documents incorporated by reference herein. See “Where You Can Find More Information.” All amounts are stated in millions of U.S. dollars. Since September 30, 2005 there has been no material change in the consolidated capitalization of HSBC Finance.

	September 30, 2005

	Actual	As Adjusted

	(Successor)	(Successor)
Deposits	$36	$36
Commercial paper, bank and other borrowings	11,623	10,623
Due to affiliates	17,907	17,907
Long term debt (with original maturities over one year)	93,181	94,181

Total debt	122,747	122,747

Shareholders’ equity
Redeemable preferred stock, 1,501,100 shares authorized:
Series A, $0.01 par value, 1,100 shares issued held by HSBC Investments (North America) Inc.	1,100	1,100
Series B, $0.01 par value, 575,000 shares issued	575	575
Common shareholders’ equity:
Common stock, $0.01 par value, 100 shares authorized, 50 shares issued	—	—
Additional paid-in capital	14,661	14,661
Retained earnings	1,888	1,888
Accumulated other comprehensive income	588	588

Total common shareholder’s equity	17,137	17,137

Total capitalization	$141,559	$141,559

DESCRIPTION OF CAPITAL SECURITIES
      The Capital Securities will be issued pursuant to the terms of the Declaration. The Declaration will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as the indenture trustee for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the Capital Securities will include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act. The following summary of the principal terms and provisions of the Capital Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Declaration, a copy of which is filed as an exhibit to the registration statement, of which this prospectus is a part, the Delaware Trust Act and the Trust Indenture Act.
      The Declaration authorizes the Regular Trustees, on behalf of the Trust, to issue the Capital Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the common interests, which represent common undivided beneficial interests in the assets of the Trust. All of the common interests will be owned by HSBC Finance. The common interests rank pari passu, and payments will be made to them on a pro rata basis with the Capital Securities, except that upon the occurrence of a Declaration Event of Default, the rights of the holders of the common interests to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Capital Securities. The Declaration does not permit the issuance by the Trust of any securities other than the Capital Securities and the common interests or the incurrence of any indebtedness by the Trust. Pursuant to the Declaration, the property trustee will own and hold the Notes for the benefit of the holders of the Capital Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Capital Securities or liquidation of the Trust, are guaranteed by HSBC Finance on a subordinated basis as and to the extent described under “Description of the Capital Securities Guarantee.” The Capital Securities Guarantee Trustee will hold the Capital Securities Guarantee for the benefit of the holders of the Capital Securities. The Capital Securities Guarantee does not cover payment of distributions on the Capital Securities when the Trust does not have sufficient available funds in the Property Account to make such distributions. In such event, the remedy of a holder of Capital Securities is to (i) vote to appoint a Special Regular Trustee, (ii) to direct the property trustee to enforce its rights under the Notes or (iii) if the failure of the Trust to pay distributions is attributable to the failure of HSBC Finance to pay interest or principal on the Notes, institute a proceeding directly against HSBC Finance for enforcement of payment to such holder of the principal or interest on the Notes having a principal amount equal to the aggregate liquidation amount of the Capital Securities of such holder on or after the respective due date specified in the Notes. See “— Voting Rights.”
Distributions
      Fixed Rate Distributions. From November 29, 2005 to but excluding November 30, 2015 distributions on the Capital Securities will be fixed at a rate per annum of 5.911% of the stated liquidation amount of $100,000 per Capital Security. Distributions in arrears for more than one semiannual period will bear interest thereon at the rate per annum of 5.911% thereof. The term “distributions” as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.
      Distributions on the Capital Securities will be cumulative, will accrue from November 29, 2005 and will be payable semiannually in arrears on May 30 and November 30 of each year to the holders of record on the applicable record date, commencing May 30, 2006 when, as and if available for payment by the property trustee, except as otherwise described below. The distribution on May 30, 2006 will include the period from November 29, 2005 to but excluding May 30, 2006.
      In the event that any date on which fixed rate distributions are to be made on the Capital Securities is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. A “business day” shall mean any day other than Saturday, Sunday or any day on which banking institutions in Chicago, Illinois, New York, New York, or the State of Delaware are authorized or required by law to close.
      Floating Rate Distributions. Beginning November 30, 2015, distributions on the Capital Securities will accumulate at a floating rate per annum equal to LIBOR (as determined from time to time as provided below) plus 1.926% (“Floating Rate”) of the stated liquidation amount of $100,000 per Capital Security, payable quarterly in arrears on each February 28, May 30, August 30 and November 30 of each year, and at maturity, commencing February 28, 2016 (each a “Floating Rate Distribution Date”). Distributions in arrears more than one quarter will bear interest at the Floating Rate then in effect. Distributions payable on each Floating Rate Distribution Date will include distributions accrued from and including November 30, 2015 to but excluding the first Floating Rate Distribution Date, or from the most recent Floating Rate Distribution Date to which a distribution has been paid or duly provided for, but excluding the next Floating Rate Distribution Date (each a “Floating Rate Distribution Period”). The distributions payment at maturity will include amounts accrued to but excluding the maturity date and will be paid to the person to who the liquidation amount of the Capital Security is payable.
      The amount of the distribution paid on a Floating Rate Distribution Date will be computed on the basis of the actual number of days in the applicable Floating Rate Distribution Period divided by 360. The distribution will be paid to the person in whose name the Capital Security is registered, subject to certain exceptions, at the close of business on the business day next preceding such Floating Distribution Date. If a Floating Rate Distribution Date is not a Business Day, such Floating Rate Distribution Date shall be postponed to the next succeeding Business Day unless such day falls in the next calendar month, in which case such Floating Rate Distribution Date shall be the immediately preceding day that is not a Business Day. “Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Business Day. “London Business Day” means any day on which dealing in deposits in U.S. dollars are transacted in the London interbank market.
      “LIBOR” for each Floating Rate Distribution Period will be determined by HSBC Finance in accordance with the following provisions:

(i) On each second London Business Day preceding the first day of any Floating Rate Distribution Period (each a “Floating Rate Determination Date”), HSBC Finance will ascertain the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on the Telerate Page 3750 as of 11:00 a.m. (London time) on such Floating Rate Determination Date.

(ii) If such rate does not appear on the Telerate Page 3750, or the Telerate Page 3750 is unavailable, HSBC Finance will request four major banks in the London interbank market (the “Reference Banks”) to provide HSBC Finance with their offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the Floating Rate Determination Date. If at least two such quotations are provided, LIBOR in respect of that Distribution Determination Date will be the arithmetic mean of such quotations.

(iii) If less than two of the Reference Banks provide HSBC Finance with such offered quotations, LIBOR in respect of that Floating Rate Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by HSBC Finance at approximately 11:00 a.m., New York City time, on that Floating Rate Determination Date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by HSBC Finance are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Floating Rate Determination Date.

“Telerate Page 3750” means the display designated as page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).
      Deferral of Interest. HSBC Finance has the right under the Indenture to defer payments of interest on the Notes by extending the interest payment period from time to time on the Notes (each, an “Extension Period”). If HSBC Finance elects to defer such payments, this would defer distributions on the Capital Securities (though such distributions would continue to accrue interest since interest would continue to accrue on the Notes) during any such extended interest payment period. In the event that HSBC Finance exercises this right, then (a) HSBC Finance shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases, redemptions or other acquisitions of shares of capital stock of HSBC Finance in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (ii) as a result of an exchange or conversion of any class or series of HSBC Finance’s capital stock for any other class or series of HSBC Finance’s capital stock, or (iii) the purchase of fractional interests in shares of HSBC Finance’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), and (b) HSBC Finance shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by HSBC Finance which rank pari passu with or junior to the Notes. The foregoing, however, will not apply to any stock dividends paid by HSBC Finance where the dividend stock is the same stock as that on which the dividend is being paid. Prior to the termination of any such Extension Period, HSBC Finance may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 10 consecutive semiannual periods or 20 consecutive quarters, as applicable (five years in the aggregate), and provided further that no Extension Period may extend beyond the maturity of the Notes. Upon the termination of any Extension Period and the payment of all amounts then due, HSBC Finance may select a new Extension Period as if no Extension Period had previously been declared, subject to the above requirements. See “Description of the Notes — Interest” and “— Option to Extend Interest Payment Period.” If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid to holders of record of the Capital Securities, if funds are available therefor, as they appear on the books and records of the Trust on the record date next following the termination of such Extension Period.
      Distributions on the Capital Securities must be paid on the dates payable to the extent that the Trust has funds available for the payment of such distributions in the Property Account. The Trust’s funds available for distribution to the holders of the Capital Securities will be limited to payments received under the Notes. See “Description of the Notes.” The payment of distributions out of moneys held by the Trust is guaranteed by HSBC Finance to the extent set forth under “Description of the Capital Securities Guarantee.”
      Distributions on the Capital Securities will be payable to the holders thereof as they appear on the books and records of the Trust on the relevant record dates, which, as long as the Capital Securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Such distributions will be paid through the property trustee, who will hold amounts received in respect of the Notes in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under “— Book-Entry Procedures” below. In the event the Capital Securities shall not continue to remain in book-entry only form, the Regular Trustees shall have the right to select record dates which shall be more than one business day, but less than 30 business days prior to the relevant payment dates.
Mandatory Redemption
      The Notes will mature on November 30, 2035, and may be redeemed at any time, in whole or in part, on or after November 30, 2015 or at any time, in whole or in part, in certain circumstances upon the occurrence of a tax event. See “— Special Event Redemption or Distribution” below. Upon the repayment of the Notes, whether at maturity or upon redemption, the proceeds from such repayment or payment shall simultaneously be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Notes so repaid or redeemed at $100,000 per Capital Security plus accrued and unpaid distributions thereon to the redemption date; provided that holders of Trust Securities shall be given not less than 30 nor more than 60 days notice of such redemption. See “Description of the Notes.” In the event that fewer than all of the outstanding Capital Securities are to be redeemed, the Capital Securities will be redeemed as described under “— Book-Entry Procedures” below.
      Any redemption of the Capital Securities must be approved by the Federal Reserve Bank of New York and the Financial Services Authority of the United Kingdom (unless such approval is not required at the time established for redemption).
Special Event Redemption or Distribution
      “Tax event” means that the Regular Trustees shall have received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to income accrued or received on the Notes, (ii) interest payable to the Trust on the Notes would not be deductible, in whole or in part, by HSBC Finance for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which amendment or change becomes effective on or after the date of this prospectus.
      A “change in U.S. investment company law” means that the Regular Trustees shall have received an opinion from independent counsel to the effect that, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an “investment company” which is required to be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), which change becomes effective on or after the date of this prospectus.
      If, at any time, a tax event or a change in U.S. investment company law (each, as defined above, a “Special Event”) shall occur and be continuing, the Trust shall, except in the circumstances described below, be dissolved with the result that Notes with an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, all securities issued by the Trust would be distributed to the holders of such securities, in liquidation of such holders’ interests in the Trust on a pro rata basis, within 90 days following the occurrence of such Special Event; provided, however, that in the case of the occurrence of a Special Event, as a condition of such dissolution and distribution, the Regular Trustees shall have received an opinion from independent tax counsel experienced in such matters, which opinion may rely on published revenue rulings of the Internal Revenue Service, to the effect that the holders of all securities issued by the Trust will not recognize any gain or loss for United States federal income tax purposes as a result of such dissolution and distribution of Notes; and, provided further, that, if at the time there is available to the Trust the opportunity to eliminate, within such 90 day period, the Special Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure, which has no adverse effect on the Trust, HSBC Finance or the holders of all securities issued by the Trust, the Trust will pursue such action or measure in lieu of dissolution. Furthermore, if in the case of the occurrence of a tax event, (i) HSBC Finance has received an opinion from independent tax counsel experienced in such matters that, as a result of the tax event, there is more than an insubstantial risk that HSBC Finance would be precluded from deducting the interest on the Notes for United States federal income tax purposes even after the Notes were distributed to the holders of all securities issued by the Trust in liquidation of such holders’ interests in the Trust as described above or (ii) the Regular Trustees shall have been informed by such counsel that the legal opinion required to be delivered with respect to the recognition of gain or loss as described above cannot be delivered, HSBC Finance shall have the right, upon not less than 30 nor more than 60 days notice, to redeem the Notes in whole or in part for cash within 90 days following the occurrence of such tax event, and, following such redemption, such securities with an aggregate liquidation amount equal to the aggregate principal amount of the Notes so redeemed shall be redeemed by the Trust at the redemption price on a pro rata basis; provided, however, that, if at the time there is available to HSBC Finance or the Trust the opportunity to eliminate, within such 90 day period, the tax event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Trust, the holders of securities issued by the Trust or HSBC Finance, the Trust will pursue such action or measure in lieu of redemption.
      If Notes are distributed to the holders of the Capital Securities, HSBC Finance will use its best efforts to have the Notes listed on the New York Stock Exchange or on such other exchange as the Capital Securities are then listed.
      After the date for any distribution of Notes upon dissolution of the Trust, (i) the Capital Securities and Capital Securities Guarantee will no longer be deemed to be outstanding, (ii) the depositary or its nominee, as the record holder of the Capital Securities, will receive a registered global certificate or certificates representing the Notes to be delivered upon such distribution and (iii) any certificates representing the Capital Securities and the Capital Securities Guarantee not held by the depositary or its nominee will be deemed to represent Notes having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distribution on, such Capital Securities, until such certificates are presented to HSBC Finance or its agent for transfer or reissuance.
      There can be no assurance as to the market prices for the Capital Securities or the Notes that may be distributed in exchange for the Capital Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Capital Securities that an investor may purchase, or the Notes that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby.
Redemption Procedures
      The Trust may not redeem fewer than all of the outstanding Capital Securities unless all accrued and unpaid distributions have been paid on all Capital Securities for all semiannual or quarterly distribution periods terminating on or prior to the date of redemption.
      If the Trust gives a notice of redemption in respect of the Capital Securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, provided that HSBC Finance has paid to the property trustee a sufficient amount of cash in connection with the related redemption or maturity of the Notes, the property trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Capital Securities. See “— Book-Entry Procedures.” If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, distributions will cease to accrue and all rights of holders of such Capital Securities so called for redemption will cease, except the right of the holders of such Capital Securities to receive the redemption price, but without interest on such redemption price. In the event that any date fixed for redemption of the Capital Securities is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of the Capital Securities is improperly withheld or refused and not paid either by the Trust or by HSBC Finance pursuant to the Capital Securities Guarantee, distributions on such Capital Securities will continue to accrue from the original redemption date to the actual date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.
      In the event that fewer than all of the outstanding Capital Securities are to be redeemed, the Capital Securities will be redeemed as described under “— Book-Entry Procedures” below.
      Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), HSBC Finance or its affiliates may, at any time and from time to time, purchase outstanding Capital Securities by tender, in the open market or by private agreement.
Liquidation Distribution Upon Dissolution
      In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust, the holders of the Capital Securities at that time will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors, distributions in an amount equal to the aggregate of the stated liquidation amount of $100,000 per Capital Security plus accrued and unpaid distributions thereon to the date of payment, unless, in connection with such liquidation, dissolution, winding-up or termination, Notes in an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Capital Securities have been distributed on a pro rata basis to the holders of Capital Securities.
      If, upon any such dissolution, the liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on the Capital Securities shall be paid on a pro rata basis. The holders of the common interests will be entitled to receive distributions upon any such dissolution pro rata with the holders of the Capital Securities, except that if a Declaration Event of Default has occurred and is continuing, the Capital Securities shall have a preference over the common interests with respect to such distributions.
      Pursuant to the Declaration, the Trust shall terminate (i) on December 31, 2040, the expiration of the term of the Trust, (ii) upon the bankruptcy of HSBC Finance, (iii) upon the filing of a certificate of dissolution or its equivalent with respect to HSBC Finance (except for permitted mergers, consolidations or reorganizations of HSBC Finance), the filing of a certificate of cancellation with respect to the Trust, or the revocation of the charter of HSBC Finance and the expiration of 90 days after the date of revocation without a reinstatement thereof, (iv) upon the distribution of the Notes following the occurrence of a Special Event, (v) upon the redemption of all of the securities issued by the Trust or (vi) upon the entry of a decree of a judicial dissolution of HSBC Finance or the Trust.
Declaration Events of Default
      An event of default under the Indenture constitutes an event of default under the Declaration with respect to the Capital Securities (a “Declaration Event of Default”), provided that pursuant to the Declaration, the holder of the common interests will be deemed to have waived any Declaration Event of Default with respect to the common interests until all Declaration Events of Default with respect to the Capital Securities have been cured, waived or otherwise eliminated. Until such Declaration Events of Default with respect to the Capital Securities have been so cured, waived or otherwise eliminated, the property trustee will be deemed to be acting solely on behalf of the holders of the Capital Securities and only the holders of the Capital Securities will have the right to direct the property trustee with respect to certain matters under the Declaration, and therefore the Indenture. In the event that any Declaration Event of Default with respect to the Capital Securities is waived by the holders of the Capital Securities as provided in the Declaration, the holders of common interests pursuant to the Declaration have agreed that such waiver also constitutes a waiver of such Declaration Event of Default with respect to the common interests for all purposes under the Declaration without any further act, vote or consent of the holders of common interests. See “— Voting Rights.”

      If the property trustee fails to enforce its rights under the Notes, any holder of Capital Securities may directly institute a legal proceeding against HSBC Finance to enforce the property trustee’s rights under the Notes, without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of HSBC Finance to pay interest or principal on the Notes on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Capital Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Notes having a principal amount equal to the aggregate liquidation amount of the Capital Securities of such holder on or after the respective due date specified in the Notes. In connection with such action, HSBC Finance will be subrogated to the rights of such holder of Capital Securities under the Declaration to the extent of any payment made by HSBC Finance to such holder of Capital Securities in such action. The holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Notes.
      Upon the occurrence of a Declaration Event of Default, the property trustee, as the sole holder of the Notes, will have the right under the Indenture to declare the principal of and interest on the Notes to be immediately due and payable.
Voting Rights
      Except as provided below, under the Delaware Trust Act, the Trust Indenture Act and “Description of the Capital Securities Guarantee — Amendments and Assignment” and as otherwise required by law and the Declaration, the holders of the Capital Securities will have no voting rights.
      If (i) the Trust fails to pay distributions in full on the Capital Securities for three consecutive semiannual periods or six consecutive quarterly distribution periods, as applicable (18 months in the aggregate), or (ii) a Declaration Event of Default occurs and is continuing then the holders of the Capital Securities, acting as a single class, will be entitled by the majority vote of such holders to appoint a Special Regular Trustee. For purposes of determining whether the Trust has failed to pay distributions in full for three consecutive semiannual periods or six consecutive quarterly distribution periods, as applicable (18 months in the aggregate), distributions shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative distributions have been or contemporaneously are paid with respect to all semiannual or quarterly distribution periods, as applicable, terminating on or prior to the date of payment of such cumulative distributions. Any holder of Capital Securities (other than HSBC Finance or any of its affiliates) shall be entitled to nominate any person to be appointed as Special Regular Trustee. Not later than 30 days after such right to appoint a Special Regular Trustee arises, the Regular Trustees shall convene a meeting of the holders of Capital Securities for the purpose of appointing a Special Regular Trustee. If the Regular Trustees fail to convene such meeting within such 30-day period, the holders of not less than 10% of the aggregate stated liquidation amount of the outstanding Capital Securities will be entitled to convene such meeting. The provisions of the Declaration relating to the convening and conduct of the meetings of the holders will apply with respect to any such meeting. Any Special Regular Trustee so appointed shall cease to be a Special Regular Trustee if the event pursuant to which the Special Regular Trustee was appointed and all other events which could cause such appointment cease to be continuing. Notwithstanding the appointment of any Special Regular Trustee, HSBC Finance shall retain all rights under the Indenture, including the right to extend or defer interest payments as provided under “Description of the Notes — Option to Extend Interest Payment Period.” If such an extension or deferment occurs, there will be no Indenture event of default, and therefore no Declaration Event of Default, for failure to make any scheduled interest payment during that period.
      The holders of a majority in aggregate liquidation amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or to direct the exercise of any trust or power conferred upon the property trustee under the Declaration, including the right to direct the property trustee, as the holder of the Notes, to (i) direct the time, method or place of conducting any proceeding for any remedy available to the Debt Trustee or exercise any trust or power conferred on the Debt Trustee with respect to the Notes, (ii) waive any past Indenture event of default which is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all Notes shall be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Notes where such consent shall be required; provided that where a consent or action under the Indenture would require the consent or action of the holders of more than a majority in principal amount of the Notes (a “Super-Majority”) affected thereby, only the holders of at least such Super-Majority in aggregate liquidation amount of the Capital Securities may direct the property trustee to give such consent or take such action. If the property trustee fails to enforce its rights under the Notes, a holder of Capital Securities may institute a legal proceeding directly against HSBC Finance to enforce the property trustee’s rights under the Notes without first instituting any legal proceeding against the property trustee or any other person or entity. The property trustee shall notify all holders of the Capital Securities of any notice of default received from the Debt Trustee with respect to the Notes. Such notice shall state that such Indenture event of default also constitutes a Declaration Event of Default. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the property trustee shall not take any action described in clauses (i), (ii), (iii) or (iv) above unless the property trustee has obtained an opinion of independent tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.
      In the event the consent of the property trustee, as the holder of the Notes, is required under the Indenture with respect to any amendment, modification or termination of the Indenture, the property trustee shall request the direction of the holders of the securities issued by the Trust with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the such securities voting together as a single class, provided that where a consent under the Indenture would require the consent of a Super-Majority, the property trustee may only give such consent at the direction of the holders of at least the proportion in liquidation amount of all securities issued by the Trust which the relevant Super-Majority represents of the aggregate principal amount of the Notes outstanding. The property trustee shall not take any such action in accordance with the directions of the holders of all securities issued by the Trust unless the property trustee has obtained an opinion of independent tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.
      A waiver of an Indenture event of default by the property trustee at the direction of the holders of the Capital Securities will constitute a waiver of the corresponding Declaration Event of Default.
      Any required approval or direction of holders of Capital Securities may be given at a separate meeting of holders of Capital Securities convened for such purpose, at a meeting of all of the holders of securities issued by the Trust or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which holders of Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Capital Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Capital Securities will be required for the Trust to redeem and cancel Capital Securities or distribute Notes in accordance with the Declaration.
      Notwithstanding that holders of Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities at such time that are owned by HSBC Finance or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with HSBC Finance, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if they were not outstanding.
      The procedures by which holders of Capital Securities may exercise their voting rights are described below. See “— Book-Entry Procedures.”
      Except in the limited circumstances described above in connection with the appointment of a Special Regular Trustee, holders of the Capital Securities will have no rights to appoint or remove the HSBC

Finance trustees, who may be appointed, removed or replaced solely by HSBC Finance, as the direct or indirect holder of all the common interests.
Modification of the Declaration
      The Declaration may be amended or modified if approved and executed by a majority of the Regular Trustees, provided that if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect, (i) any action that would materially adversely affect the powers, preferences or special rights of the holders of securities issued by the Trust, whether by way of amendment to the Declaration or otherwise or (ii) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of all the securities issued by the Trust voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least 66 2/3% in liquidation amount of the Capital Securities affected thereby, provided that (a) any modification of the right of holders of Capital Securities to appoint a Special Regular Trustee or (b) a reduction of the principal amount or the distribution rate, or a change in the payment dates or maturity dates of the Capital Securities, shall not be permitted without the consent of each holder of Capital Securities. In the event any amendment or proposal referred to in clause (i) above would materially adversely affect only the Capital Securities or the common interests, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of 66 2/3% in liquidation amount of such class of Trust Securities.
      Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise adversely affect the powers of the property trustee or (iii) cause the Trust to be deemed to be an “investment company” which is required to be registered under the 1940 Act.
Mergers, Consolidations or Amalgamations
      The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. The Trust may, with the consent of a majority of the Regular Trustees and without the consent of the holders of the securities issued by the Trust, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State; provided, that (i) such successor entity either (x) expressly assumes all of the obligations of the Trust with respect to the securities issued by the Trust or (y) substitutes for the Capital Securities other securities having substantially the same terms as the Capital Securities (the “Successor Securities”) so long as the Successor Securities rank the same as the Capital Securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) HSBC Finance expressly appoints a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the Notes, (iii) the Capital Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Capital Securities are then listed, (iv) such merger, consolidation, amalgamation or replacement does not cause the Capital Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders’ interest in the new entity), (vi) such successor entity has a purpose identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation or replacement, HSBC Finance has received an opinion from independent counsel experienced in such matters to the effect that (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders’ interest in the new entity), and (B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act and (viii) HSBC Finance guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Capital Securities Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified for United States federal income tax purposes as other than a grantor trust. In addition, so long as any Capital Securities are outstanding and are not held entirely by HSBC Finance, the Trust may not voluntarily liquidate, dissolve, wind-up or terminate except as described above under “— Special Event Redemption or Distribution.”
Book-Entry Procedures
      Upon issuance, all Capital Securities will be represented by one or more global securities (the “Global Security”). The Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC” or the “Depositary”) and registered in the name of Cede & Co. (the Depositary’s partnership nominee). Unless and until exchanged in whole or in part for Capital Securities in definitive form, no Global Security may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.
      Investors may elect to hold interests in a Global Security through either the Depositary (in the United States) or Clearstream Banking, societe anonyme, formerly Cedelbank (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).
      So long as the Depositary, or its nominee, is a registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of Capital Securities represented by such Global Security for all purposes under the Indenture or other governing documents. Except as provided below, the actual owners of Capital Securities represented by a Global Security (the “Beneficial Owner”) will not be entitled to have the Capital Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Capital Securities in definitive form and will not be considered the owners or holders thereof under the Indenture or other governing documents. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture or other governing documents. HSBC Finance understands that under existing industry practices, in the event that HSBC Finance requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the Indenture or other governing documents, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      The following is based on information furnished by the DTC.
      DTC will act as securities depositary for the Capital Securities. The Capital Securities will be issued in fully registered from registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully registered Global Securities will be deposited with DTC.
      DTC is a limited-purposed trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.
      Purchases of Capital Securities under DTC’s system must be made by or through Direct Participants, which will receive a credit for Capital Securities on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as will as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Capital Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Capital Securities, except in the limited circumstances which may be provided in the Indenture or other governing documents.
      To facilitate subsequent transfers, all Capital Securities deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of offered securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of Capital Securities. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Capital Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither DTC, nor Cede & Co. will consent or vote with respect to Capital Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Capital Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
      Payments on Capital Securities will be made in immediately available funds to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, any Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to DTC on behalf of Beneficial Owners is the responsibility of HSBC Finance or the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.
      DTC may discontinue providing its services as securities depositary with respect to Capital Securities at any time by giving reasonable notice to HSBC Finance. Under such circumstances, in the event that a successor securities depositary is not obtained, Capital Security certificates are required to be printed and delivered.
      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.
      Distributions with respect to Capital Securities held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.
      Euroclear advises that it was created in 1968 to hold securities for its participants (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is owned by Euroclear Clearance System Public Limited Company (ESCplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium (the “Euroclear Operator”).
      Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or agents for Capital Securities. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
      The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.
      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.
      Distributions with respect to Capital Securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.
Global Clearance and Settlement Procedures
      Initial settlement for Capital Securities will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.
      Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Capital Securities in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositary.
      Because of time-zone differences, credits of Capital Securities received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and will be credited the business day following the Depositary settlement date. Such credits or any transactions in Capital Securities settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Capital Securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.
      Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Capital Securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.
      The Capital Securities have been approved for clearance through the Clearstream Luxembourg and Euroclear systems. The Capital Securities have been assigned Euroclear and Clearstream Luxembourg Common Code No. 023638363, International Security Identification (ISIN) US40430L2088, and CUSIP No. 40430L208.
Information Concerning the Property Trustee
      The property trustee, prior to the occurrence of a default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Declaration and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the property trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Capital Securities, unless offered indemnity satisfactory to it by such holder against the costs, expenses and liabilities which might be incurred thereby. The holders of Capital Securities will not be required to offer such indemnity in the event such holders, by exercising their voting rights, direct the property trustee to take any action following a Declaration Event of Default. The property trustee also serves as trustee under the Capital Securities Guarantee.
      HSBC Finance, and certain of its affiliates, maintain a banking relationship with the property trustee. The property trustee, or affiliates thereof, serves as trustee under other indentures pursuant to which securities of HSBC Finance, or an affiliate, are outstanding.
Registrar, Transfer Agent and Paying Agent
      In the event that the Capital Securities do not remain in book-entry only form, the property trustee will act as paying agent and may designate an additional or substitute paying agent at any time. Registration of transfers of Capital Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust or HSBC Finance may require) in respect of any tax or other government charges which may be imposed in relation to it, the Trust will not be required to register or cause to be registered the transfer of Capital Securities after such Capital Securities have been called for redemption.
Governing Law
      The Declaration and the Capital Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.
Miscellaneous
      The Regular Trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be deemed to be an “investment company” required to be registered under the 1940 Act or characterized for United States federal income tax purposes as other than a grantor trust. HSBC Finance is authorized and directed to conduct its affairs so that the Notes will be treated as indebtedness of HSBC Finance for United States federal income tax purposes. In this connection, the Regular Trustees and HSBC Finance are authorized to take any action, not inconsistent with applicable law, the Declaration or the amended and restated certificate of incorporation of HSBC Finance, that each of the Regular Trustees and HSBC Finance determines in their discretion to be necessary or desirable for such purposes, as long as such action does not materially and adversely affect the interests of the holders of the Capital Securities.
DESCRIPTION OF THE CAPITAL SECURITIES GUARANTEE
      Set forth below is a summary of information concerning the Capital Securities Guarantee that will be executed and delivered by HSBC Finance for the benefit of the holders from time to time of Capital Securities. The Capital Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. BNY Midwest Trust Company will act as indenture trustee under the Capital Securities Guarantee including for purposes of the Trust Indenture Act. The terms of the Capital Securities Guarantee will be those set forth therein and those made part thereof by the Trust Indenture Act. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to the Capital Securities Guarantee, which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Trust Indenture Act. The Capital Securities Guarantee will be held by the Capital Securities Guarantee Trustee for the benefit of holders of the Capital Securities.
General
      Pursuant to the Capital Securities Guarantee, HSBC Finance will irrevocably agree, to the extent set forth therein, to pay in full to the holders of the Capital Securities, the guarantee payments (without duplication of amounts theretofore paid by the Trust), to the extent not paid by the Trust, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The guarantee payments with respect to the Capital Securities, to the extent not paid or made by the Trust, will be: (i) any accrued and unpaid distributions on the Capital Securities where HSBC Finance has made a payment of principal, premium or interest on the Notes held by the property trustee, (ii) the redemption price, including all accrued and unpaid distributions to the date of the redemption, to the extent the Trust has funds available therefor with respect to the Capital Securities called for redemption by the Trust and (iii) upon a liquidation of the Trust (other than in connection with the distribution of Notes to the holders of Trust Securities or the redemption of all of the Capital Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Capital Securities to the date of payment, and (b) the amount of assets of the Trust remaining available for distribution to holders of Capital Securities in liquidation of the Trust. HSBC Finance’s obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by HSBC Finance to the holders of Capital Securities or by causing the Trust to pay such amounts to such holders.
      If HSBC Finance does not make interest payments on the Notes held by the property trustee, the Trust will not make distributions on the Capital Securities. The Capital Securities Guarantee will guarantee, on a subordinated basis, the guarantee payments with respect to the Capital Securities from the time of issuance of the Capital Securities, but will not apply to the payment of distributions and other payments on the Capital Securities when the property trustee does not have sufficient funds in the Property Account to make such distributions or other payments. The Capital Securities Guarantee, when taken together with HSBC Finance’s obligations under the Notes, the Indenture and the Declaration, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), will provide a full and unconditional guarantee on a subordinated basis by HSBC Finance of amounts due on the Capital Securities.
Certain Covenants of HSBC Finance
      In the Capital Securities Guarantee, HSBC Finance will covenant that, so long as the Capital Securities remain outstanding, if there shall have occurred and is continuing any event that would constitute an event of default under the Capital Securities Guarantee or the Declaration, then (a) HSBC Finance will not declare or pay any dividends on, or purchase, acquire or make a distribution or liquidation payment with respect to, any of its capital stock (other than (i) repurchases, redemptions or other acquisitions of shares of capital stock of HSBC Finance in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (ii) as a result of an exchange or conversion of any class or series of HSBC Finance’s capital stock for any other class or series of HSBC Finance’s capital stock, or (iii) the purchase of fractional interests in shares of HSBC Finance’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), and (b) HSBC Finance shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by HSBC Finance which rank pari passu with or junior to such Notes. The foregoing, however, will not apply to any stock dividends paid by HSBC Finance where the dividend stock is the same stock as that on which the dividend is being paid.
Amendments and Assignment
      Except with respect to any changes that do not materially adversely affect the rights of holders of Capital Securities (in which case no consent will be required), the Capital Securities Guarantee may be amended only with the prior approval of the holders of not less than 66 2/3% in aggregate liquidation amount of the outstanding Capital Securities. The manner of obtaining any such approval of holders of the Capital Securities is set forth under “Description of the Capital Securities — Voting Rights.” All guarantees and agreements contained in the Capital Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of HSBC Finance and shall inure to the benefit of the holders of the Capital Securities then outstanding.

Termination of the Capital Securities Guarantee
      The Capital Securities Guarantee will terminate and be of no further force and effect as to the Capital Securities upon full payment of the redemption price of all Capital Securities, upon distribution of the Notes to the holders of Capital Securities, or upon full payment of the amounts payable upon liquidation of the Trust. See “Description of the Notes — Indenture Events of Default” for a description of the events of default and enforcement rights of the holders of Notes. The Capital Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Capital Securities must repay to the Trust or HSBC Finance, or their respective successors, any sums paid to them under the Capital Securities or the Capital Securities Guarantee.
Events of Default
      An event of default under a Capital Securities Guarantee will occur upon the failure of HSBC Finance to perform any of its payment or other obligations thereunder.
      The holders of a majority in liquidation amount of the Capital Securities relating to such Capital Securities Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Capital Securities Guarantee Trustee in respect of the Capital Securities Guarantee or to direct the exercise of any trust or power conferred upon the Capital Securities Guarantee Trustee under such Capital Securities Guarantee. If the Capital Securities Guarantee Trustee fails to enforce the Capital Securities Guarantee, any holder of Capital Securities may institute a legal proceeding directly against HSBC Finance to enforce such holder’s rights under such Capital Securities Guarantee, without first instituting a legal proceeding against the Trust, the Capital Securities Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of HSBC Finance to pay interest or principal on the Notes on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Capital Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Notes having a principal amount equal to the aggregate liquidation amount of the Capital Securities of such holder on or after the respective due date specified in the Notes. In connection with such action, HSBC Finance will be subrogated to the rights of such holder of Capital Securities under the Declaration to the extent of any payment made by HSBC Finance to such holder of Capital Securities in such action. The holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Notes.
Status of the Capital Securities Guarantee
      HSBC Finance’s obligations under the Capital Securities Guarantee to make the guarantee payments will constitute an unsecured obligation of HSBC Finance and will rank (i) subordinate and junior in right of payment to all other liabilities of HSBC Finance including the Notes, except those made pari passu or subordinate by their terms, and (ii) pari passu with the most senior preferred stock now or hereafter issued by HSBC Finance and with any guarantee now or hereafter entered into by HSBC Finance in respect of any preferred security of any affiliate of HSBC Finance. The terms of the Capital Securities provide that each holder of Capital Securities by acceptance thereof agrees to the subordination provisions and other terms of the Capital Securities Guarantee. In addition, because HSBC Finance is a holding company, its obligations under the Capital Securities Guarantee are effectively subordinated to all existing and future liabilities of its subsidiaries.
      The Capital Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Capital Securities Guarantee will be deposited with the property trustee to be held for the benefit of the holders of the Capital Securities. Except as otherwise noted herein, the property trustee has the right to enforce the Capital Securities Guarantee on behalf of the holders of the Capital Securities. The Capital

Securities Guarantee will not be discharged except by payment of the guarantee payments in full (without duplication of amounts theretofore paid by the Trust).
Information Concerning the Capital Securities Guarantee Trustee
      The Capital Securities Guarantee Trustee, prior to the occurrence of a default with respect to a Capital Securities Guarantee, undertakes to perform only such duties as are specifically set forth in such Capital Securities Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Capital Securities Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Capital Securities Guarantee at the request of any holder of Capital Securities, unless offered indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred thereby. The Capital Securities Guarantee Trustee also serves as property trustee.
      HSBC Finance, and certain of its affiliates, maintain a banking relationship with the Capital Securities Guarantee Trustee. The Capital Securities Guarantee Trustee, or affiliates thereof, serves as trustee under other indentures pursuant to which securities of HSBC Finance, or an affiliate, are outstanding.
Governing Law
      The Capital Securities Guarantee will be governed by and construed in accordance with the laws of the State of Illinois.
DESCRIPTION OF THE NOTES
      Set forth below is a description of the terms of the Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture (the “Base Indenture”), dated as of May 15, 1995, between HSBC Finance and J.P. Morgan Trust Company, National Association as trustee (the “Debt Trustee”), as supplemented by an Eighth Supplemental Indenture, dated as of November 29, 2005 (the Base Indenture, as so supplemented, is hereinafter referred to as the “Indenture”), the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act. Certain capitalized terms used herein are defined in the Indenture.
      Under certain circumstances involving the dissolution of the Trust following the occurrence of a Special Event, Notes may be distributed to the holders of Trust securities in liquidation of the Trust. See “Description of the Capital Securities — Special Event Redemption or Distribution.”
      If the Notes are distributed to the holders of the Capital Securities, HSBC Finance will use its best efforts to have the Notes listed on the New York Stock Exchange or on such other exchange as the Capital Securities are then listed.
General
      The Notes will be issued as unsecured junior subordinated debt securities under the Indenture. The Notes will be limited in aggregate principal amount to approximately $1,031,000,000, such amount being the sum of the aggregate stated liquidation amount of the Capital Securities and the capital contributed by HSBC Finance in exchange for the common interests (the “Payment”).
      The Notes are not subject to a sinking fund provision. The Notes will mature on November 30, 2035 (such date, as it may be advanced as hereinafter described, the “Stated Maturity”). If a tax event occurs, then HSBC Finance will have the right prior to the termination of the Trust, to advance the Stated Maturity of the Notes to the minimum extent required in order to allow for the payments of interest in respect of the Notes to continue to be tax deductible, but in no event shall the resulting maturity of the Notes be less than 15 years from the date of original issuance thereof. The Stated Maturity shall be advanced only if, in the opinion of counsel to HSBC Finance experienced in such matters, (a) after advancing the Stated Maturity, interest paid on the Notes will be deductible for United States federal income tax purposes and (b) advancing the Stated Maturity will not result in a taxable event to holders of the Capital Securities for United States federal income tax purposes.
      If HSBC Finance elects to advance the Stated Maturity of the Notes, it will give notice to the Debt Trustee, and the Debt Trustee will give notice of such change to the holders of the Notes not less than 30 and not more than 60 days prior to the effectiveness thereof.
      If Notes are distributed to holders of the Capital Securities in liquidation of such holders’ interests in the Trust, such Notes will initially be issued as a Global Security. As described herein, under certain limited circumstances, Notes may be issued in certificated form in exchange for a Global Security. See “— Book-Entry Procedures.” In the event Notes are issued in certificated form, the Notes will be in denominations of $100,000 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Notes issued as Global Securities will be made to the depositary for the Notes. In the event Notes are issued in certificated form, principal and interest will be payable, the transfer of the Notes will be registrable and Notes will be exchangeable for Notes of other denominations of a like aggregate principal amount at the corporate trust office of the Debt Trustee in Chicago, Illinois or its current principal corporate trust office; provided, that payment of interest may be made at the option of HSBC Finance by check mailed to the address of the persons entitled thereto.
      The Indenture does not contain provisions that afford holders of Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving HSBC Finance.
Subordination
      The Indenture provides that the Notes are subordinated and junior in right of payment to all senior indebtedness of HSBC Finance. No payment of principal of (including redemption payments, if any), premium, if any, or interest on, the Notes may be made if (a) any senior indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or ceasing to exist, or (b) the maturity of any senior indebtedness has been accelerated because of a default. Upon any distribution of assets of HSBC Finance to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal of, premium, if any, and interest due or to become due on, all senior indebtedness must be paid in full before the holders of Notes are entitled to receive or retain any payment. The rights of the holders of the Notes will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions applicable to such senior indebtedness until all amounts owing on the Notes are paid in full.
      The term “senior indebtedness” means, with respect to HSBC Finance, (i) any payment in respect of (a) indebtedness of such obligor for money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) indebtedness evidenced by securities, debentures, bonds, notes or other similar instruments issued by HSBC Finance which, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of HSBC Finance under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which HSBC Finance is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of HSBC Finance (whether or not such obligation is assumed by HSBC Finance), except for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Notes and (2) any unsecured indebtedness between or among

HSBC Finance or its affiliates including all other debt securities and guarantees in respect of these debt securities, issued to (a) any other trust or a trustee of such trust and (b) any other partnership or other entity affiliated with HSBC Finance that is a financing vehicle of HSBC Finance or its subsidiaries in connection with the issuance by such financing vehicle of securities similar to the Capital Securities or other securities that rank pari passu with, or junior to, the Capital Securities. Such senior indebtedness shall continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.
      The Indenture does not limit the aggregate amount of senior indebtedness which may be issued by HSBC Finance. As of September 30, 2005, senior indebtedness of HSBC Finance aggregated approximately $92.8 billion.
Certain Covenants
      If (i) there shall have occurred any event that would constitute an event of default under the Indenture, (ii) HSBC Finance shall be in default with respect to its payment of any obligations under the Capital Securities Guarantee, or (iii) HSBC Finance shall have given notice of its election to extend or defer interest payments on the Notes as provided in the Indenture and such period, or any extension thereof, shall be continuing, then (a) HSBC Finance shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock, other than (x) repurchases, redemptions or other acquisitions of shares of capital stock of HSBC Finance in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (y) as a result of an exchange or conversion of any class or series of HSBC Finance’s capital stock for any other class or series of HSBC Finance’s capital stock, or (z) the purchase of fractional interests in shares of HSBC Finance’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, and (b) HSBC Finance shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by HSBC Finance which rank pari passu with or junior to the Notes.
      For so long as the Trust Securities remain outstanding, HSBC Finance will covenant (i) to directly or indirectly maintain 100% ownership of the common interests of the Trust; provided, however, that any permitted successor of HSBC Finance under the Indenture may succeed to HSBC Finance’s ownership of such common interests, and (ii) to use its reasonable efforts to cause the Trust (a) to remain a statutory trust, except in connection with the distribution of Notes to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.
Optional Redemption
      HSBC Finance shall have the right to redeem the Notes at any time, in whole or in part, on or after November 30, 2015, or at any time, in whole or in part, in certain circumstances upon the occurrence of a tax event as described under “Description of the Capital Securities — Special Event Redemption or Distribution,” upon not less than 30 nor more than 60 days’ notice. The redemption price shall be equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. If a partial redemption of the Capital Securities resulting from a partial redemption of the Notes would result in the delisting of the Capital Securities, HSBC Finance may only redeem the Notes in whole.
      Any optional redemption of the Notes must be approved by the Federal Reserve Bank of New York and the Financial Services Authority of the United Kingdom (unless such approval is not required at the time established for redemption).

Possible Tax Legislation
      There can be no assurance that legislation affecting HSBC Finance’s ability to deduct interest paid on the Notes or the characterization of the Notes for United States federal income tax purposes will not be enacted in the future or that any such legislation would not be effective retroactively. If tax law changes are enacted and apply retroactively to the Notes, such changes could give rise to a tax event, which would, in certain circumstances, require the dissolution of the Trust or permit HSBC Finance to redeem the Notes. See “Risk Factors — Redemption of the Capital Securities or Notes May Affect Your Return,” “Description of Capital Securities — Special Event Redemption or Distribution,” and “Certain United States Federal Income Consequences — Possible Tax Legislation.” Such an event may also permit HSBC Finance to advance the Stated Maturity of the Notes. See “Description of the Notes — General.”
Interest
      Fixed Interest Rate. From November 29, 2005 to but excluding November 30, 2015, each Note shall bear interest at the rate of 5.911% per annum from the original date of issuance, payable semiannually in arrears on May 30 and November 30 of each year (each, a “Fixed Rate Interest Payment Date”), commencing May 30, 2006, to the person in whose name such Note is registered, subject to certain exceptions, at the close of business on the business day next preceding such Fixed Rate Interest Payment Date. In the event the Notes shall not continue to remain in book-entry only form, HSBC Finance shall have the right to select such record dates which shall be not less than fifteen days prior to each Fixed Rate Interest Payment Date.
      The amount of interest paid on any Fixed Rate Interest Payment Date will be computed on the basis of a 360-day year of twelve 30-day months. Interest in arrears for more than one semiannual period will bear interest thereon at the rate per annum of 5.911% thereof.
      In the event that any date on which fixed rate interest is payable on the Notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. A “business day” shall mean any day other than Saturday, Sunday or any day on which banking institutions in Chicago, Illinois, New York, New York, or the State of Delaware are authorized or required by law to close.
      Floating Interest Rate. Beginning November 30, 2015, each Note will bear interest at a floating rate per annum equal to LIBOR (as determined from time to time as provided below) plus 1.926%, such interest being payable quarterly in arrears on each February 28, May 30, August 30 and November 30 of each year and at maturity, commencing February 28, 2016 (each a “Floating Rate Interest Payment Date”). Interest in arrears more than one quarter will bear interest at the Floating Rate then in effect. Interest payable on each Floating Rate Interest Payment Date will include interest accrued from and including November 30, 2015 to but excluding the first Floating Rate Interest Payment Date, or from the most recent Floating Rate Interest Payment Date to which interest has been paid or duly provided for, to but excluding the next Floating Rate Interest Payment Date (each a “Floating Rate Interest Period”). The interest payment at maturity will include interest accrued to but excluding the maturity date.
      The amount of interest paid on a Floating Rate Interest Payment Date will be computed on the basis of the actual number of days in the applicable Floating Rate Interest Period divided by 360. The interest will be paid to the person in whose name such Note is registered, subject to certain exceptions, at the close of business on the business day next preceding such Floating Rate Interest Payment Date. If a Floating Rate Interest Payment Date is not a Business Day, such Floating Rate Interest Payment Date shall be postponed to the next succeeding Business Day unless such day falls in the next calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding day that is not a Business Day. “Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Business Day. “London Business Day” means any day on which dealing in deposits in U.S. dollars are transacted in the London interbank market.
      “LIBOR” for each Floating Rate Interest Period will be determined by HSBC Finance in accordance with the following provisions:

(i) On each second London Business Day preceding the first day of any Floating Rate Interest Period (each an “Interest Determination Date”), HSBC Finance will ascertain the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on the Telerate Page 3750 as of 11:00 a.m. (London time) on such Interest Determination Date.

(ii) If such rate does not appear on the Telerate Page 3750, or the Telerate Page 3750 is unavailable, HSBC Finance will request four major banks in the London interbank market (the “Reference Banks”) to provide HSBC Finance with their offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the Interest Determination Date. If at least two such quotations are provided, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of such quotations.

(iii) If less than two of the Reference Banks provide HSBC Finance with such offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by HSBC Finance at approximately 11:00 a.m., New York City time, on that Interest Determination Date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by HSBC Finance are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

“Telerate Page 3750” means the display designated as page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).
Option to Extend Interest Payment Period
      HSBC Finance shall have the right at any time, and from time to time, during the term of the Notes to defer payments of interest by extending the interest payment period for a period not exceeding 10 consecutive semiannual periods or 20 consecutive quarters, as applicable (five years in the aggregate) provided, that no extension period may extend beyond the maturity of the Notes, at the end of which extension period, HSBC Finance shall pay all interest then accrued and unpaid (including any Additional Interest) (together with interest thereon at the rate specified for the Notes to the extent permitted by applicable law); provided further that, during any such extension period, (a) HSBC Finance shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) repurchases, redemptions or other acquisitions of shares of capital stock of HSBC Finance in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (ii) as a result of an exchange or conversion of any class or series of HSBC Finance’s capital stock for any other class or series of HSBC Finance’s capital stock, or (iii) the purchase of fractional interests in shares of HSBC Finance’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged), and (b) HSBC Finance shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by HSBC Finance which rank pari passu with or junior to the Notes. The foregoing, however, will not apply to any stock dividends paid by HSBC Finance where the dividend stock is the same stock as that on which the dividend is being paid. Prior to the termination of any such extension period, HSBC Finance may further defer payments of interest by extending the interest payment period, provided that such extension period together with all such previous and further extensions thereof may not exceed 10 consecutive semiannual periods or 20 consecutive quarterly periods, as applicable (five years in the aggregate) and no extension period may extend beyond the maturity of the Notes. Upon the termination of any extension period and the payment of all amounts then due, HSBC Finance may select a new extension period, as if no extension period had previously been declared, subject to the above requirements. No interest during an extension period, except at the end thereof, shall be due and payable. HSBC Finance has no present intention of exercising its rights to defer payments of interest by extending the interest payment period on the Notes. If the property trustee shall be the sole holder of the Notes, HSBC Finance shall give the Regular Trustees and the property trustee notice of its selection of such extension period one business day prior to the earlier of (i) the date distributions on the Capital Securities are payable or (ii) the date the Regular Trustees are required to give notice to the New York Stock Exchange or the applicable self-regulatory organization or to holders of the Capital Securities of the record date or the date such distribution is payable, but in any event not less than one Business Day prior to such record date. The Regular Trustees shall give notice of HSBC Finance’s selection of such extension period to the holders of the Capital Securities. If the property trustee shall not be the sole holder of the Notes, HSBC Finance shall give the holders of the Notes notice of its selection of such extension period ten business days prior to the earlier of (i) the next Interest Payment Date or (ii) the date HSBC Finance is required to give notice to the New York Stock Exchange or the applicable self-regulatory organization or to holders of the Notes of the record or payment date of such related interest payment.
Additional Interest
      If at any time the Trust shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, HSBC Finance will pay as additional interest (“Additional Interest”) such additional amounts as shall be required so that the net amounts received and retained by the Trust after paying such taxes, duties, assessments or other governmental charges will be not less than the amounts the Trust would have received had no such taxes, duties, assessments or other governmental changes been imposed.
Indenture Events of Default
      If any Indenture event of default shall occur and be continuing, the property trustee, as the holder of the Notes, will have the right to declare the principal of and the interest on the Notes (including Additional Interest, if any) and any other amounts payable under the Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Notes.
      The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “event of default” with respect to the Notes:

(a) failure for 60 days to pay interest on the Notes, including any Additional Interest in respect thereof, when due; provided, however, that a valid extension of the interest payment period by HSBC Finance shall not constitute a default in the payment of interest for this purpose; or

(b) failure to pay principal or premium, if any, on the Notes when due whether at maturity or upon earlier redemption; or

(c) failure to observe or perform any other covenant (other than those specifically relating to another series of Notes) contained in the Indenture for 90 days after written notice to HSBC Finance from the Debt Trustee or the holders of at least 25% in principal amount of the outstanding Notes; or

(d) certain events of bankruptcy, insolvency, or reorganization of HSBC Finance; or

(e) the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of Notes to the holders of Capital Securities in liquidation of the Trust and in connection with certain mergers, consolidations or amalgamation permitted by the Declaration.

      The holders of a majority in aggregate outstanding principal amount of the Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee. The Debt Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Notes may declare the principal due and payable immediately on default, but the holders of a majority in aggregate outstanding principal amount may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the Debt Trustee.
      The holders of a majority in aggregate outstanding principal amount of the Notes affected thereby may, on behalf of the holders of all the Notes, waive any past default, except (i) a default in the payment of principal, premium, if any, or interest (unless such default been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the Debt Trustee) or (ii) a default in the covenant of HSBC Finance not to declare or pay dividends on, or redeem, purchase or acquire any of its capital stock during an extension period. An Indenture event of default also constitutes a Declaration Event of Default. The holders of Capital Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as the holder of the Notes. See “Description of the Capital Securities — Declaration Events of Default” and “— Voting Rights.”
      Notwithstanding the foregoing, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of HSBC Finance to pay interest or principal on the Notes on the date such interest or principal is otherwise payable, HSBC Finance acknowledges that, in such event, a holder of Capital Securities may institute a direct action for payment on or after the respective due date specified in the Notes. HSBC Finance may not amend the Indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of Capital Securities of the Trust. Notwithstanding any payment made to such holder of Capital Securities by HSBC Finance in connection with such a direct action, HSBC Finance shall remain obligated to pay the principal of or interest on the Notes held by the Trust or property trustee, and HSBC Finance shall be subrogated to the rights of the holder of such Capital Securities with respect to payments on the Capital Securities to the extent of any payments made by HSBC Finance to such holder in any such direct action. The holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Notes.
Book-Entry and Settlement
      If distributed to holders of Capital Securities in connection with the voluntary or involuntary dissolution, winding-up or liquidation of the Trust as a result of the occurrence of a Special Event, the Notes will be issued in the form of one or more global certificates (each, a “Global Note”) registered in the name of the depositary or its nominee. Except under the limited circumstances described below, Notes represented by the Global Note will not be exchangeable for, and will not otherwise be issuable as, Notes in definitive form. The Global Notes described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.
      The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Note.
      Except as provided below, owners of beneficial interests in such a Global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Note representing Notes shall be exchangeable, except for another Global Note of like denomination and tenor to be registered in the name of the depositary or its nominee or to a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.
      If Notes are distributed to holders of Capital Securities in liquidation of such holders’ interests in the Trust, DTC will act as securities depositary for the Notes. For a description of DTC and the specific terms of the depository arrangements, see “Description of the Capital Securities — Book-Entry Procedures.” The description therein of DTC’s book-entry system and DTC’s practices as they relate to purchases, transfers, notices and payments with respect to the Capital Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. HSBC Finance may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as depositary.
      None of HSBC Finance, the Trust, the Debt Trustee, any paying agent and any other agent of HSBC Finance or the Debt Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      A Global Note shall be exchangeable for Notes registered in the names of persons other than the depositary or its nominee only if (i) the depositary notifies HSBC Finance that it is unwilling or unable to continue as a depositary for such Global Note and no successor depositary shall have been appointed, or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when the depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed, (ii) HSBC Finance in its sole discretion determines that such Global Note shall be so exchangeable or (iii) there shall have occurred an event of default with respect to the Notes. Any Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes registered in such names as the depositary shall direct. It is expected that such instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such Global Note.
      In the event the Notes are not represented by one or more Global Notes, certificates evidencing Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Note Registrar or at the office of any transfer agent designated by HSBC Finance for such purpose with respect to the Notes, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Note Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. HSBC Finance has appointed the Debt Trustee as Note Registrar with respect to the Notes. HSBC Finance may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that HSBC Finance will be required to maintain a transfer agent at the place of payment. HSBC Finance may at any time designate additional transfer agents with respect to the Notes.
      In the event of any redemption in part, HSBC Finance shall not be required to (i) issue, register the transfer of or exchange Notes during a period beginning at the opening of business 15 days before any selection for redemption of Notes and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of the Notes and (ii) register the transfer of or exchange any Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Notes being redeemed in part.
Payment and Paying Agents
      Payment of principal of and premium (if any) on the Notes will be made only against surrender to the paying agent of the Notes. Principal of and any premium and interest, if any, on Notes will be payable, subject to any applicable laws and regulations, at the office of such paying agent or paying agents as HSBC Finance may designate from time to time, except that at the option of HSBC Finance payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Note Register with respect to the Notes. Payment of interest on Notes on any Interest

Payment Date will be made to the person in whose name the Notes (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.
      The Indenture Trustee will act as paying agent with respect to the Notes. HSBC Finance may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that HSBC Finance will be required to maintain a paying agent at the place of payment.
      All moneys paid by HSBC Finance to a paying agent for the payment of the principal of or premium or interest, if any, on the Notes which remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to HSBC Finance and the holder of such Notes will thereafter look only to HSBC Finance for payment thereof.
Modification of the Indenture
      The Indenture contains provisions permitting HSBC Finance and the Debt Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of the Notes; provided, that no such modification may, without the consent of the holder of each outstanding Note affected thereby, (i) extend the fixed maturity of the Notes, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest beyond the time for extension provided therein, or reduce any premium payable upon the redemption thereof, without the consent of the holder of Notes so affected or (ii) reduce the percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Note then outstanding and affected thereby.
      In addition, HSBC Finance and the Debt Trustee may execute, without the consent of holders of the Notes, any supplemental indenture for certain other usual purposes including the creation of any new series of Notes.
Consolidation, Merger and Sale
      The Indenture provides that HSBC Finance will not consolidate with or merge into any other corporation or convey, transfer or lease its assets substantially as an entirety unless (a) the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of (and premium, if any) and interest on all Notes issued thereunder and the performance of every other covenant of the Indenture on the part of HSBC Finance and (b) immediately thereafter no event of default and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to and be substituted for HSBC Finance under the Indenture and thereafter the predecessor corporation shall be relieved of all obligations and covenants under the Indenture and the Notes.
Defeasance and Discharge
      Under the terms of the Indenture, HSBC Finance will be discharged from any and all obligations in respect of the Notes (except in each case for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) if HSBC Finance deposits with the Debt Trustee, in trust, moneys or government obligations, in an amount sufficient to pay all the principal of, and interest on, the Notes on the dates such payments are due in accordance with the terms of the Notes.
      For United States federal income tax purposes, any such defeasance of the Notes will be treated as a taxable exchange of the Notes for an issue of obligations of the trust or a direct interest in the cash or government securities held in the trust. In that case, holders of the Capital Securities would recognize gain or loss as if the trust obligations or the cash or government obligations deposited, as the case may be, had actually been received by them in exchange for their Capital Securities. Such holders thereafter would be required to include in income a share of the income, gain or loss of the trust. The amount so required to be included in income could be a different amount than would be includable in the absence of defeasance. Holders of the Capital Securities should consult their own tax advisors as to the specific consequences of defeasance.
Governing Law
      The Indenture and the Notes will be governed by, and construed in accordance with, the internal laws of the State of Illinois.
Information Concerning the Debt Trustee
      The Debt Trustee, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Debt Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Notes, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debt Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debt Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
      HSBC Finance and certain of its affiliates maintain a deposit account and a banking relationship with the Debt Trustee. The Debt Trustee serves as trustee under other indentures pursuant to which debt securities of an affiliate of HSBC Finance are outstanding.
Miscellaneous
      HSBC Finance will have the right at all times to assign any of its rights or obligations under the Indenture to a direct or indirect wholly-owned subsidiary of HSBC Finance; provided, that, in the event of any such assignment, HSBC Finance will remain liable for all of their respective obligations. Subject to the foregoing, the Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not otherwise be assigned by the parties thereto.
      The Indenture will also provide that HSBC Finance will pay all fees and expenses related to (i) the offering of the Trust Securities and the Notes, (ii) the organization, maintenance and dissolution of the Trust, (iii) the retention of the HSBC Finance trustees and (iv) the enforcement by the property trustee of the rights of holders of Capital Securities.
EFFECT OF OBLIGATIONS UNDER THE NOTES
AND THE CAPITAL SECURITIES GUARANTEE
      As set forth in the Declaration, the sole purpose of the Trust is to issue Capital Securities and the common interests and invest the proceeds thereof in the Notes.
      As long as payments of interest and other payments are made when due on the Notes, such payments will be sufficient to cover distributions and payments due on the Trust Securities primarily because (i) the aggregate principal amount of Notes will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and interest and other payment dates on the Notes will match the distribution rate and distribution and other payment dates for the Capital Securities; (iii) HSBC Finance shall pay for all costs and expenses of the Trust; and (iv) the Declaration provides that the HSBC Finance trustees shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

      Payments of distributions (to the extent funds therefor are available) and other payments due on the Capital Securities (to the extent funds therefor are available) are guaranteed by HSBC Finance as and to the extent set forth under “Description of the Capital Securities Guarantee.” If HSBC Finance does not make interest payments on the Notes purchased by the Trust, it is expected that the Trust will not have sufficient funds to pay distributions on the Capital Securities. The Capital Securities Guarantee is a guarantee on a subordinated basis from the time of its issuance, but does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of such distributions.
      If HSBC Finance fails to make interest or other payments on the Notes when due (taking into account any extension period), the Declaration provides a mechanism whereby the holders of the Capital Securities, using the procedures described in “Description of the Capital Securities — Voting Rights,” may (i) appoint a Special Regular Trustee and (ii) direct the property trustee to enforce its rights under the Notes, including proceeding directly against HSBC Finance to enforce the Notes. If the property trustee fails to enforce its rights under the Notes, a holder of Capital Securities may institute a legal proceeding directly against HSBC Finance to enforce the property trustee’s rights under the Notes without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of HSBC Finance to pay interest or principal on the Notes on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Capital Securities may institute an action for payment on or after the respective due date specified in the Notes. In connection with such action, HSBC Finance will be subrogated to the rights of such holder of Capital Securities under the Declaration to the extent of any payment made by HSBC Finance to such holder of Capital Securities in such action. HSBC Finance, under the Capital Securities Guarantee, acknowledges that the Capital Securities Guarantee Trustee shall enforce the Capital Securities Guarantee on behalf of the holders of the Capital Securities.
      If HSBC Finance fails to make payments under the Capital Securities Guarantee, the Capital Securities Guarantee provides a mechanism whereby the holders of the Capital Securities may direct the Capital Securities Guarantee Trustee to enforce its rights thereunder. If the Capital Securities Guarantee Trustee fails to enforce the Capital Securities Guarantee, any holder of Capital Securities may institute a legal proceeding directly against HSBC Finance to enforce the Capital Securities Guarantee Trustee’s rights under the Capital Securities Guarantee, without first instituting a legal proceeding against the Trust, the Capital Securities Guarantee Trustee or any other person or entity.
      The Capital Securities Guarantee, when taken together with HSBC Finance’s obligations under the Notes, the Indenture and the Declaration, including its obligations under the Indenture to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), will provide a full and unconditional guarantee of amounts due on the Capital Securities. See “Description of the Capital Securities Guarantee — General.”
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a summary of certain of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Capital Securities to a beneficial owner that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia or an estate or trust treated as a United States person under Section 7701(a)(30) of the Code (a “Holder”). Except as described below, this summary does not address the United States federal income tax consequences to beneficial owners other than Holders (“Non-U.S. Holders”).
      This summary is based on the United States federal income tax laws, regulations and rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary does not address the tax consequences applicable to investors that may be subject to special tax rules such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the Capital Securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a Holder. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to a Holder.
Classification of HSBC Finance Capital Trust IX
      Sidley Austin Brown & Wood LLP, Chicago, Illinois, special counsel to HSBC Finance and the Trust, is of the opinion that, under current law and assuming full compliance with the terms of the Indenture and the Declaration (and certain other documents), HSBC Finance Capital Trust IX will be classified as a “grantor trust” for United States federal income tax purposes and will not be classified as an association taxable as a corporation or as a publicly traded partnership. Each Holder will be treated as owning an undivided beneficial interest in the Notes. Accordingly, each Holder will be required to include in its gross income interest (or accrued original issue discount (“OID”), if any) with respect to its allocable share of Notes. Investors should be aware that the opinion of Sidley Austin Brown & Wood does not address any other issue and is not binding on the Internal Revenue Service (the “Service”) or the courts.
Interest Income and Original Issue Discount
      Unless the Notes are issued with OID, stated interest on the Notes will be taxable to a Holder as ordinary income at the time such interest is paid (if the Holder uses the cash method of accounting for tax purposes) or accrued (if the Holder uses the accrual method of accounting for tax purposes). Under regulations of the U.S. Treasury Department, the Notes will not be considered issued with OID if they contain terms that make the likelihood of HSBC Finance exercising its right to defer interest (as described under “Description of the Notes — Option to Extend Interest Payment Period”) a “remote” contingency at the time the Notes are issued. HSBC Finance believes that such likelihood is remote, because exercise of its right to defer interest would prevent HSBC Finance from declaring dividends on its capital stock. Accordingly, HSBC Finance intends to take the position that the Notes will not be issued with OID. However, the definition of the term “remote” in the regulations has not yet been addressed in any rulings or other interpretations by the Service, and it is possible that the Service would assert that the Notes were issued with OID.
      If, notwithstanding HSBC Finance’s current belief, it did exercise its right to defer interest payments, the Notes would be treated as if they were retired and then reissued with OID at such time. In such case, the amount of OID would generally be equal to the interest payable thereafter.
      If the Notes were treated as having been issued or reissued with OID (either because HSBC Finance exercises its right to defer interest payments or because the likelihood of exercise of such right is not considered a remote contingency at the time of issuance), Holders would include that interest in income on an accrual basis, regardless of their method of tax accounting. The amount of OID that accrued in any period would approximately equal the amount of interest that accrued on the Notes in that period at the stated interest rate. If interest payments were received later than the taxable year in which the interest accrued, OID treatment would have the effect of accelerating the reporting of income for Holders who otherwise use the cash method of tax reporting.
      Interest earned with respect to the Capital Securities will not qualify for the preferential rates applicable to dividends and Corporate Holders of Capital Securities will not be entitled to a dividends-received deduction with respect to any such interest earned.
Premium and Market Discount
      To the extent a Holder acquires its Capital Securities at a price that is greater or, subject to a specified de minimis threshold, less than the principal payable at maturity (or, if the Notes are treated as having been issued or reissued with OID, the adjusted issue price of such Holder’s share of Notes (which generally should approximate par plus any accrued and unpaid OID)), the Holder will be deemed to have acquired its interest in the Capital Securities at a premium or with market discount, as the case may be. A Holder acquiring Capital Securities at a premium may elect to reduce the amount of interest payments (and will reduce the amount of OID, if any) required to be included in income to reflect amortization of the premium over the remaining term. A Holder acquiring Capital Securities with market discount will include the amount of such discount in income in accordance with the market discount rules described below.
      A Holder acquiring Capital Securities with market discount generally will be required to recognize ordinary income to the extent of accrued market discount upon the retirement of the underlying Notes or, to the extent of any gain, upon the disposition of the Capital Securities. Such market discount will accrue ratably, or, at the election of the Holder, under a constant yield method over the remaining term of the Notes. A Holder will also be required to defer the deduction of a portion of the interest paid or accrued on indebtedness incurred to purchase or carry Capital Securities acquired with market discount. In lieu of the foregoing, a Holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Holder in the taxable year of the election and thereafter, in which case the interest deferral rule will not apply.
Receipt of Notes Upon Liquidation of the Trust
      Under certain circumstances, as described under the caption “Description of Capital Securities — Special Event Redemption or Distribution,” Notes may be distributed to Holders in exchange for the Capital Securities and in liquidation of the Trust. Under current law, such a distribution would be treated as a non-taxable event to each Holder, and each Holder would receive an aggregate tax basis in the Notes equal to such Holder’s aggregate tax basis in its Capital Securities. A Holder’s holding period in the Notes so received in liquidation of the Trust would include the period for which the Capital Securities were held by such Holder.
Sale of Capital Securities and Redemption of Notes
      A Holder that sells Capital Securities, or whose Capital Securities or Notes (distributed to Holders upon liquidation of the Trust) are redeemed, will recognize gain or loss equal to the difference between its adjusted tax basis in the Capital Securities or Notes and the amount realized on the sale or redemption. A Holder’s adjusted tax basis in the Capital Securities or Notes generally will be its initial purchase price increased by OID, if any, previously includible in such Holder’s gross income to the date of disposition (and the accrual of market discount, if any) and decreased by payments (other than payments of interest not reflected in OID) received on the Capital Securities and/or Notes and by any premium that the Holder has taken into account. Subject to the market discount rules described above, any such gain or loss generally will be capital gain or loss.
      The Capital Securities may trade at prices that do not accurately reflect the value of accrued but unpaid interest with respect to the underlying Notes. A Holder that uses the accrual method of accounting for tax purposes (and a cash-method Holder if the Notes are deemed to have been issued with OID) and that disposes of Capital Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Notes through the date of disposition in income as ordinary income, and to add such amount to such Holder’s adjusted tax basis in the pro rata share of the underlying Notes deemed disposed of. To the extent that the selling price is less than the Holder’s adjusted tax basis (so determined) a Holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Possible Tax Legislation
      There can be no assurance that legislation adversely affecting HSBC Finance’s ability to deduct interest paid on the Notes or the characterization of the Notes for United States federal income tax purposes will not be enacted in the future or that any such legislation would not be effective retroactively. If tax law changes are enacted and apply retroactively to the Notes, such changes could give rise to a “tax event,” which would, in certain circumstances, require the dissolution of the Trust or permit HSBC Finance to redeem the Notes. See “Risk Factors — Redemption of the Capital Securities or Notes May Affect Your Return,” “Description of Capital Securities — Special Event Redemption or Distribution,” and “Description of the Notes — Possible Tax Legislation.” Such an event may also permit HSBC Finance to advance the Stated Maturity of the Notes. See “Description of the Notes — General.”
Non-U.S. Holders
      Subject to the discussion of backup withholding below, payments of principal and interest on the Capital Securities by the Trust or any paying agent to a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, in the case of interest:

•	such holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of HSBC Finance entitled to vote;

•	such holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly, or indirectly, to HSBC Finance through stock ownership;

•	such holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirements under Section 871(b) or Section 881(c) of the Code and Treasury Regulations thereunder (summarized below) are met.
      The certification requirements set forth in Section 871(h) or 881(c) of the Code are satisfied if either (1) the beneficial owner of the Capital Security certifies, under penalties of perjury, to the last U.S. payor (or non-U.S. payor who is an authorized foreign agent of the U.S. payor, a “qualified intermediary,” a U.S. branch of a foreign bank or foreign insurance company, a “withholding foreign partnership” or a “withholding foreign trust”) in the chain of payment (the “Withholding Agent”) that such owner is a Non-U.S. Holder and provides such owner’s name and address, or (2) a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) that holds the Capital Security certifies to the Withholding Agent, under penalties of perjury, that the certificate has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the Withholding Agent with a copy thereof. Generally, this statement is made on IRS Form W-8BEN, or substantially similar form, which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, an IRS Form W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least one payment annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent (or financial institution) within 30 days of such change by furnishing a new IRS Form W-8BEN (and the financial institution must promptly so inform the Withholding Agent). A Non-U.S. Holder that is not an individual or corporation (or an entity treated as a corporation for U.S. federal income tax purposes) holding Capital Securities on its own behalf may have substantially increased reporting requirements. In particular, in the case of Capital Securities held by a foreign partnership (or foreign trust), the partners (or grantors or beneficiaries), rather than the partnership (or trust), are required to provide the certification discussed above, and the partnership (or trust) is required to provide certain additional information. If a Capital Security is held through a non-U.S. securities clearing organization or a non-U.S. financial institution (other than a U.S. branch or office of such organization or institution) or a non-U.S. branch or office of a U.S. financial institution or U.S. clearing organization, the organization or institution must provide a signed statement on an IRS Form W-81MY to the Withholding Agent. However, in such case, unless the organization or institution is a qualified intermediary, a withholding foreign partnership or withholding foreign trust, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or the substantially similar form provided by the beneficial owner to the organization or institution and such other information that is required by the IRS Form W-81MY and Treasury Regulations, and such information must be updated as required. If the institution or organization is a qualified intermediary, withholding foreign partnership or withholding foreign trust that has entered into a qualified intermediary or similar agreement with the IRS, it must provide the Withholding Agent or other intermediary such additional information as is required by the agreement, IRS Form W-81MY and Treasury Regulations.
      Even if a Non-U.S. Holder does not meet the above requirements, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty to which the United States is a party, and the Non-U.S. Holder provides a properly completed IRS Form W-8BEN, such Non-U.S. Holder may obtain an exemption from or reduction of the withholding of tax (depending on the terms of the treaty).
      If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on the Capital Security, or gain realized on the sale, exchange or other disposition of a Capital Security, is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding, will generally be subject to regular U.S. income tax on such interest or gain in the same manner as if it were a U.S. taxpayer, unless an applicable treaty provides otherwise. In lieu of the certification described above, such a holder will be required to provide to the Withholding Agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on, and any gain recognized on the sale, exchange or other disposition of, a Capital Security will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.
      Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange or other disposition of a Capital Security unless:

•	the gain is effectively connected with the U.S. Holder’s conduct of a trade or business within the United States, or

•	in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.
      Notwithstanding these two bullet points, a Non-U.S. Holder will not be subject to U.S. federal income tax to the extent that a treaty reduction or exemption applies and the appropriate documentation is provided.
Information Reporting to Holders
      Subject to the qualifications discussed below, income on the Capital Securities will be reported to Holders on Form 1099, which forms should be mailed to Holders of Capital Securities by January 31 following each calendar year.
      The Trust will be obligated to report annually to Cede & Co., as Holder of record of the Capital Securities, the interest (and OID, if any) with respect to the Capital Securities that accrued during that year. The Trust currently intends to report such information on Form 1099 prior to January 31 following each calendar year even though the Trust is not legally required to report to record Holders until April 15 following each calendar year. The Underwriters have indicated to the Trust that, to the extent that they hold Capital Securities as nominees for beneficial Holders, they currently expect to report to such beneficial Holders on Forms 1099 by January 31 following each calendar year. Under current law, record holders of Capital Securities who hold as nominees for beneficial Holders will not have any obligation to report information regarding the beneficial Holders to the Trust. The Trust, moreover, will not have any obligation to report to beneficial Holders who are not also record holders. Thus, beneficial Holders of Capital Securities who hold their Capital Securities through the Underwriters will receive Forms 1099 reflecting the income on their Capital Securities from such nominee holders rather than the Trust.
Backup Withholding
      Payments made on, and proceeds from the sale of, the Capital Securities may be subject to a “backup” withholding tax of 28% unless the Holder or the Non-U.S. Holder complies with certain identification or certification requirements. Any withheld amounts will be allowed as a credit against the holder’s United States federal income tax, if any, provided the required information is provided to the Service.
      THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
CERTAIN ERISA CONSIDERATIONS
      Before authorizing an investment in the Capital Securities, fiduciaries of pension, profit sharing or other employee benefit plans subject to ERISA (“Plans”) should consider, among other matters, (a) ERISA’s fiduciary standards (including its prudence and diversification requirements), (b) whether such fiduciaries have authority to make such investment in the Capital Securities under the applicable Plan investment policies and governing instruments, and (c) rules under ERISA and the Code that prohibit Plan fiduciaries from causing a Plan to engage in a “prohibited transaction.”
      Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “Plans”), from, among other things, engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “Parties in Interest”) with respect to such Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Such administrative exemptions include the following prohibited transaction class exemptions (“PTCE”): PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for certain transaction involving insurance company general accounts), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).
      The Department of Labor has issued a regulation (29 C.F.R. section 2510.3-101) (the “Plan Assets Regulation”) concerning the definition of what constitutes the assets of a Plan. The Plan Assets Regulation provides that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a Plan makes an “equity” investment will be deemed, for purposes of ERISA, to be assets of the investing Plan unless certain exceptions apply.
      Pursuant to an exception contained in the Plan Assets Regulations, the assets of the Trust would not be deemed to be “plan assets” of investing Plans if the equity interests acquired by employee benefit plans are “publicly-offered securities” — that is, they are (1) widely held (i.e., owned by more than 100 investors independent of the issuer and of each other), (2) freely transferable and (3) sold as part of an offering pursuant to an effective registration statement under the Securities Act and then timely registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934. It is expected that the Capital Securities will meet the criteria of “publicly-offered securities” above. The Underwriters expect that the Capital Securities will be held by at least 100 independent investors at the conclusion of the offering; there are no restrictions imposed on the transfer of the Capital Securities and the Capital Securities will be sold as part of an offering pursuant to an effective registration statement under the Securities Act, and then will be timely registered under the Securities Exchange Act of 1934.
      Although it is expected that the assets of the Trust should not be deemed to be “plan assets” of an investing Plan, if HSBC Finance or the Trust is a Party in Interest with respect to the Plan, in the absence of an applicable exemption, the Plan’s purchase of the Capital Securities from the Trust would likely constitute a prohibited transaction under Section 406(a)(1)(A) of ERISA and Section 4975(c)(1)(A) of the Code. In addition, in the absence of an applicable exemption, certain other transactions coincident to the Capital Securities may involve a prohibited transaction, such as a distribution of the Notes from the Trust to a Plan investor.
      Any plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Capital Securities should consult with their own counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy any other applicable requirements of ERISA and the Code. Each purchaser using assets of a Plan to acquire Capital Securities will be deemed to have represented that its purchase and holding of such Capital Securities will not result in a non-exempt prohibited transaction under ERISA or the Code or will be covered by the exemptive relief provided by PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.
      Governmental Plans and certain church plans are not subject to ERISA, and are also not subject to the prohibited transaction provisions of Section 4975 of the Code. However, state laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction provisions similar to those under ERISA and the Code discussed above. Accordingly, fiduciaries of governmental and church plans, in consultation with their advisers, should consider the impact of their respective state laws on investments in the Capital Securities and the considerations discussed above to the extent applicable.

UNDERWRITING
      Subject to the terms and conditions set forth in the Underwriting Agreement, the Trust has agreed to sell to each of the Underwriters named below (the “Underwriters”), for whom HSBC Securities (USA) Inc. is acting as representative (the “Representative”), and the Underwriters have severally agreed to purchase from the Trust, the respective number of Capital Securities set forth opposite their names below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein (including, without limitation, the approval of certain legal matters by counsel to the Underwriters), to purchase all the Capital Securities offered hereby if any of the Capital Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

Number of
Capital
Underwriter	Securities

HSBC Securities (USA) Inc.	8,825
Banc of America Securities LLC	200
BNP Paribas Securities Corp.	200
Credit Suisse First Boston LLC	200
J.P. Morgan Securities Inc.	200
BNY Capital Markets, Inc.	75
Comerica Securities, Inc.	75
Fifth Third Securities, Inc.	75
LaSalle Financial Services, Inc.	75
Wells Fargo Brokerage Services	75

Total	10,000

      The Underwriters have advised us that they propose initially to offer the Capital Securities to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $600 per Capital Security. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $200 per Capital Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Representative.
      In view of the fact that the proceeds from the sale of the Capital Securities will be used to purchase the Notes issued by HSBC Finance, the Underwriting Agreement provides that HSBC Finance will pay to the Underwriters as compensation for their arranging the investment therein of such proceeds an amount of $1,000 per Capital Security (or $10,000,000 in the aggregate). HSBC Finance estimates that the total expenses of the offering, excluding the underwriting commission, will be $415,000.
      HSBC Finance and the Trust have agreed that, during a period of 30 days from the date of the Underwriting Agreement they will not offer, sell, contract to sell or otherwise dispose of any preferred securities in any trust similar to the Trust, any other beneficial interests in the assets of the Trust or any trust similar to the Trust, or any preferred securities or any other securities of the Trust or HSBC Finance, as the case may be, that are substantially similar to the Capital Securities, including any guarantee of such securities, or any securities convertible into or exchangeable for or representing the right to receive securities, preferred securities or any such substantially similar securities of either the Trust, any trust similar to the Trust or HSBC Finance that are subordinated to HSBC Finance’s senior indebtedness in a manner substantially similar to the subordination of the Notes, without the prior written consent of the Representative, except for the Capital Securities offered in connection with this offering.
      The Capital Securities are a new issue of securities with no established trading market. The Capital Securities are expected to be approved for listing on the New York Stock Exchange subject to official notice of issuance. Trading of the Capital Securities is expected to commence within a 30-day period after the initial delivery of the Capital Securities. The Underwriters have advised HSBC Finance and the Trust that they intend to make a market in the Capital Securities prior to commencement of trading on the New York Stock Exchange, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Capital Securities.
      HSBC Finance and the Trust have agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.
      The Capital Securities are offered for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offers.
      Each of the Underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the Capital Securities directly or indirectly, or distribute this prospectus or any other offering material relating to the Capital Securities, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on HSBC Finance except as set forth in the Underwriting Agreement.
      In particular, each Underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Capital Securities in circumstances in which section 21(1) of the FSMA does not apply to HSBC Finance;

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Capital Securities in, from or otherwise involving the United Kingdom;

(iii)	it will not offer or sell any Capital Securities directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan; and

(iv)	the Capital Securities are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Capital Securities to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the Capital Securities, and that such offers, sales and distributions have been and shall be made in France only to (a) qualified investors (investisseurs qualfiés) and/or (b) a restricted group of investors (cercle restreint d’investisseurs), all as defined in Article 6 of ordonnance no. 67-833 dated 28th September, 1967 (as amended) and décret no. 98-880 dated 1st October, 1998.
      Certain of the Underwriters will make the Capital Securities available to their customers on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between the Underwriters and their customers and is not a party to this offering. MarketAxess Corporation, a registered broker-dealer, will receive compensation from the Underwriters based on transactions conducted through the system. The Underwriters will make the Capital

Securities available to customers through the Internet, whether made through a proprietary or third party system, on the same terms as offerings made through other channels.
      In order to facilitate the offering of the Capital Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Capital Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Capital Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Capital Securities, the Underwriters may bid for, and purchase, the Capital Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Capital Securities in the offering, if the syndicate repurchases previously distributed Capital Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Capital Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.
      It is expected that delivery of the Capital Securities will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the seventh business day following the date of pricing of the Capital Securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within three business days (“T+3”), unless the parties to any such transactions expressly agree otherwise. Accordingly, prospective purchasers of the Capital Securities who wish to trade such securities on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the Capital Securities initially will settle within seven business days (“T+7”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Prospective purchasers of the Capital Securities who wish to trade prior to the settlement date should consult their own legal advisors.
      Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to HSBC Finance and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.
      HSBC Finance and HSBC Securities (USA) Inc. are wholly-owned indirect subsidiaries of HSBC Holdings plc. HSBC Securities (USA) Inc. is a member of the NASD. Accordingly, the offering of the Capital Securities will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD, and the Underwriters will not confirm sales of the Capital Securities to any accounts over which they exercise discretionary authority without the prior approval of the customer. In addition, any offering of Capital Securities will be made in compliance with Rule 2810 of the NASD Conduct Rules.
Market-Making Resales by Affiliates
      This prospectus and your confirmation of sale may also be used by HSBC Securities (USA) Inc. in connection with offers and sales of the Capital Securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. In a market-making transaction, HSBC Securities (USA) Inc. may resell a security it acquires from other holders after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, HSBC Securities (USA) Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which HSBC Securities (USA) Inc. acts as principal, or as agent for both counterparties in a transaction in which HSBC Securities (USA) Inc. does not act as principal. HSBC Securities (USA) Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of HSBC Finance may also engage in transactions of this kind and may use this prospectus for this purpose. Neither HSBC Securities (USA) Inc. nor any other affiliate of HSBC Finance has an obligation to make a market in the Capital Securities and may discontinue any market-making activities at any time without notice, in its sole discretion.

      HSBC Finance does not expect to receive any proceeds from market-making transactions. HSBC Finance does not expect that HSBC Securities (USA) Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to HSBC Finance.
      Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.
      Unless HSBC Finance or an agent informs you in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.
NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the Capital Securities in Canada is being made only on a private placement basis exempt from the requirement that HSBC Finance prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Capital Securities are effected. Accordingly, any resale of the Capital Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with the available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Capital Securities.
Representations of Purchasers
      Each purchaser of Capital Securities in Canada who receives a purchase confirmation will be deemed to represent to HSBC Finance and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Capital Securities without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, (iii) if in Québec, such purchaser shall be deemed to have agreed that all documents relating to such purchase be in English only, and (iv) such purchaser has reviewed and acknowledges the terms above under “Resale Restrictions.”
Rights of Action (Ontario Purchasers Only)
      Under Ontario securities legislation, a purchaser who purchases Capital Securities offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Capital Securities for rescission against us if this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Capital Securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Capital Securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Capital Securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Capital Securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights
      All of HSBC Finance’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon HSBC Finance or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against HSBC Finance or such persons in Canada or to enforce a judgment obtained in Canadian courts against HSBC Finance or such persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of the Capital Securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Capital Securities in their particular circumstances and with respect to the eligibility of the Capital Securities for investment by the purchaser under relevant Canadian legislation.
WHERE YOU CAN FIND MORE INFORMATION
      HSBC Finance files annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by HSBC Finance at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public on the SEC’s Internet site at http:www.sec.gov.
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the HSBC Finance documents listed below (originally filed under Household International, Inc.) and any future filings made by HSBC Finance with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than filings that are deemed to be furnished under such Act), until this offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q/ A for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and

•	Current Reports on Form 8-K filed on January 5, 2005, February 28, 2005, May 16, 2005, June 22, 2005, July 1, 2005 and October 7, 2005.
      You may request a copy of these filings, at no cost, by writing, emailing or telephoning us at: HSBC Finance Corporation, Office of the Secretary, 2700 Sanders Road, Prospect Heights, Illinois 60070, email: darcie.j.oakes@us.hsbc.com, Telephone: (847) 564-5000. These filings are also available on the website our company maintains at www.hsbcusa.com.
      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.
LEGAL MATTERS
      Certain matters of Delaware law relating to the validity of the Capital Securities will be passed upon on behalf of the Trust and HSBC Finance by Richards, Layton & Finger, P.A., Wilmington, Delaware,

special Delaware counsel to the Trust and HSBC Finance. The validity of the Notes and the Capital Securities Guarantee and certain matters relating thereto will be passed upon on behalf of HSBC Finance by Patrick D. Schwartz, Vice President, Deputy General Counsel — Corporate and Assistant Secretary of HSBC Finance. Certain legal matters will be passed upon for the Underwriters by McDermott Will & Emery LLP, Chicago, Illinois. Certain United States federal income taxation matters will be passed upon for HSBC Finance and the Trust by Sidley Austin Brown & Wood LLP, Chicago, Illinois. Mr. Schwartz is a full-time employee and an officer of HSBC Finance and owns equity securities of HSBC Holdings.
EXPERTS
      The consolidated financial statements of HSBC Finance as of December 31, 2004 and 2003 and for the year ended December 31, 2004; the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through December 31, 2003; and year ended December 31, 2002, which are included in our Annual Report on Form 10-K, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report states that as a result of the acquisition of HSBC Finance by HSBC Holdings plc on March 28, 2003, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable. The audit report also states that HSBC Finance has restated its consolidated financial statements as of December 31, 2003 and for the period March 29, 2003 through December 31, 2003.
      With respect to the unaudited interim financial information as of and for the three months ended March 31, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through March 31, 2003, as of and for the three and six months ended June 30, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through June 30, 2003 and the three months ended June 30, 2003, and as of and for the three and nine months ended September 30, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through September 30, 2003 and the three months ended September 30, 2003, incorporated by reference herein, the independent registered public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company’s quarterly report on Forms 10-Q/ A for the quarter ended March 31, 2004, for the quarter ended June 30, 2004 and for the quarter ended September 30, 2004, incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent registered public accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the 1933 Act) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the independent registered public accountants within the meaning of Sections 7 and 11 of the 1933 Act.

PRINCIPAL OFFICE OF THE COMPANY
2700 Sanders Road
Prospect Heights, Illinois 60070
DEBT TRUSTEE AND REGISTRAR
J.P. Morgan Trust Company, National Association
227 West Monroe Street, 26th Floor
Chicago, Illinois 60606
CAPITAL SECURITIES GUARANTEE TRUSTEE AND PROPERTY TRUSTEE
BNY Midwest Trust Company
2 North LaSalle Street
Suite 1020
Chicago, Illinois 60602
LEGAL ADVISERS

To the Company as to United States Law Patrick D. Schwartz, Esq. 2700 Sanders Road Prospect Heights, Illinois 60070	To the Underwriters as to United States Law McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606
To the Company
as to United States Tax Law
Sidley Austin Brown & Wood LLP
Bank One Plaza
Chicago, Illinois 60603
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY
KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601

10,000 Capital Securities
HSBC Finance Capital Trust IX
Capital Securities
(Liquidation Amount $100,000 per Capital Security)
fully and unconditionally guaranteed by
HSBC Finance Corporation

PROSPECTUS

HSBC

November 17, 2005